FORMATION

Consolidated financial statements of

Formation Capital Corporation

February 28, 2009

Formation Capital Corporation
February 28, 2009

Table of contents

Management Discussion and Analysis follows Financial Statements

Deloitte & Touche LLP
2800 - 1055 Dunsmuir Street
4 Bentall Centre
P.O. Box 49279
Vancouver BC V7X 1P4
Canada

Tel: 604-669-4466
Fax: 604-685-0395
www.deloitte.ca

Auditors' Report

To the shareholders of
Formation Capital Corporation

We have audited the consolidated balance sheets of Formation Capital Corporation as at February 28, 2009 and February 29, 2008 and the consolidated statements of operations and comprehensive loss, shareholders' equity and cash flows for each of the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at February 28, 2009 and February 29, 2008 and the results of its operations and its cash flows for each of the years then ended, in accordance with Canadian generally accepted accounting principles.

Deloitte & Touche LLP

Chartered Accountants
May 28, 2009

Formation Capital Corporation

Consolidated balance sheet

(Stated in Canadian dollars)

	February 28, 2009	February 29, 2008
	$	$
Assets		
Current assets		
Cash and cash equivalents	**1,490,765**	13,314,239
Precious metals inventory (Note 4)	**2,154,417**	5,035,741
Amounts receivable	**437,886**	86,855
Prepaid expenses and deposits	**73,249**	298,199
	4,156,317	18,735,034
Long term deposits (Note 6)	**5,779,885**	1,239,853
Mineral properties (Note 5)	**53,612,710**	47,537,333
Property, plant and equipment (Note 6)	**8,011,438**	5,005,863
	71,560,350	72,518,083
Liabilities		
Current liabilities		
Accounts payable	**1,912,360**	1,465,797
Accrued liabilities	**774,519**	1,062,753
Total current liabilities	**2,686,879**	2,528,550
Future income tax liability (Note 7)	**111,158**	46,158
	2,798,037	2,574,708
Commitments (Note 14)		
Shareholders' equity		
Share capital (Note 8)		
Authorized		
50,000,000 preferred shares without par value		
Unlimited common shares without par value		
Issued		
206,903,967 common shares (2008 - 203,873,133 shares)	**80,939,597**	77,876,381
Contributed surplus	**5,188,737**	7,669,904
Deficit	**(17,366,021)**	(15,602,910)
	68,762,313	69,943,375
	71,560,350	72,518,083

Nature of operations (Note 1)
Subsequent Events (Note 15)

Approved by the Board

Director

Director

See accompanying notes to the consolidated financial statements.

Formation Capital Corporation

Consolidated statement of operations and comprehensive loss

(Stated in Canadian dollars)

	Year ended February 28, 2009	Year ended February 29, 2008
	$	$
Revenue - refinery	**9,463,302**	7,483,870
Cost of revenues	**(9,993,839)**	(6,208,738)
	(530,537)	1,275,132
Expenses		
Accounting and audit	**270,688**	323,932
Administration	**311,070**	499,005
Advertising and promotion	**51,416**	136,531
Bank charges, interest and financing costs	**881,646**	22,795
Depreciation	**418,417**	387,425
Foreign exchange (gain) loss	**(1,692,045)**	772,284
Legal fees	**151,230**	94,501
Listing and filing fees	**44,286**	35,459
Management fees	**10,757**	40,755
Office	**293,238**	276,827
Shareholder information	**116,767**	96,639
Stock-based compensation	**120,049**	2,867,123
	977,519	5,553,276
Loss before undernoted items	**(1,508,056)**	(4,278,144)
Writedown of mineral property (Note 5 (b) (ii))	**(348,535)**	-
Other income, net (Note 9)	**158,480**	632,723
Net loss before taxes	**(1,698,111)**	(3,645,421)
Future income tax expense	**(65,000)**	(46,158)
Net loss and comprehensive loss for the year	**(1,763,111)**	(3,691,579)
Basic and diluted loss per share	**(0.01)**	(0.02)
Weighted average number of shares outstanding		
Basic and diluted	**204,572,087**	196,705,021

Formation Capital Corporation

Consolidated statement of shareholders' equity

(Stated in Canadian dollars)

	Common shares without par value		Contributed surplus	Deficit	Total shareholders' equity
	Shares	Amount			
		$	$	$	$
Balance, February 28, 2007	171,594,606	59,333,293	2,792,229	(11,911,331)	50,214,191
Issuance of common shares for cash	26,916,666	17,562,272	2,548,727	-	20,110,999
Share issue costs	-	(1,552,301)	-	-	(1,552,301)
Issuance of common shares on exercise of stock options	1,640,306	948,405	(443,605)	-	504,800
Issuance of common shares on exercise of share purchase warrants	3,721,555	1,584,712	(94,570)	-	1,490,142
Stock-based compensation (Note 8 (a) (iii))	-	-	2,867,123	-	2,867,123
Net loss and comprehensive loss	-	-	-	(3,691,579)	(3,691,579)
Balance, February 29, 2008	203,873,133	77,876,381	7,669,904	(15,602,910)	69,943,375
Issuance of common shares for cash	2,683,334	322,000	-	-	322,000
Expiration of warrants	-	2,548,727	(2,548,727)	-	-
Issuance of common shares on exercise of stock options	160,000	97,641	(32,641)	-	65,000
Issuance of common shares on exercise of share purchase warrants	187,500	94,848	(19,848)	-	75,000
Stock-based compensation (Note 8 (a) (iii))	-	-	120,049	-	120,049
Net loss and comprehensive loss	-	-	-	(1,763,111)	(1,763,111)
Balance, February 28, 2009	206,903,967	80,939,597	5,188,737	(17,366,021)	68,762,313

Formation Capital Corporation

Consolidated statement of cash flows

(Stated in Canadian dollars)

	Year ended February 28, 2009	Year ended February 29, 2008
	$	$
Operating activities		
Net loss and comprehensive net loss for the year	**(1,763,111)**	(3,691,579)
Items not involving cash		
Depreciation	**418,417**	387,425
Write-down of mineral property ((Note 5 (b) (ii))	**348,535**	-
Write-down of investments (Note 9)	**33,300**	44,400
Future income tax expense (Note 7)	**65,000**	46,158
Stock-based compensation	**120,049**	2,867,123
Change in working capital items (Note 11)	**2,661,701**	(1,501,679)
	1,883,891	(1,848,152)
Investing activities		
Deposits for property, plant and equipment	**(4,540,032)**	(1,239,853)
Mineral property expenditures	**(6,205,341)**	(9,138,571)
Purchase of property, plant and equipment	**(3,423,992)**	(790,435)
	(14,169,365)	(11,168,859)
Financing activities		
Issuance of common shares for cash	**462,000**	22,105,941
Share and special warrant issue expenses	**-**	(1,552,301)
	462,000	20,553,640
Net cash (outflow) inflow	**(11,823,474)**	7,536,629
Cash and cash equivalents, beginning of year	**13,314,239**	5,777,610
Cash and cash equivalents, end of year	**1,490,765**	13,314,239
Cash and cash equivalents are comprised of:		
Cash	**421,765**	9,478,626
Short-term investments	**1,069,000**	3,835,613
	1,490,765	13,314,239

Supplemental non-cash investing and financing information (Note 11)

1. Nature of operations and going concern

Formation Capital Corporation ("the Company") was incorporated on June 13, 1988 under the Company Act of British Columbia and commenced operations on that date. The Company, directly and through joint exploration ventures, is in the process of exploring its mineral properties and has determined, through a bankable feasibility study, that certain of these properties contain ore reserves which are economically recoverable. None of the Company's operations are conducted through joint venture entities.

The Company also owns a hydrometallurgical facility in Northern Idaho. This facility was originally purchased by the Company in order to process the cobalt concentrate from its U.S. operations. It will have to be refurbished to process the cobalt concentrate. The facility also contains a precious metals refinery, which the Company has refurbished to process third party precious metals material. Material is refined into high purity silver and gold bullion. During the year ended February 28, 2009, this facility processed high grade silver/copper material and doré.

The consolidated financial statements have been prepared on the going concern basis which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. During 2008 there was a significant decline in the spot and forward prices of commodities, and access to the capital markets has significantly decreased. In order to continue expenditures at planned levels, the Company will require additional funds from lenders or shareholders and such funds may not be available. Ultimately, the Company's ability to continue as a going concern is dependent on achieving sustained profitable operations and/or obtaining funds from other sources as required for capital developments. If the Company were unable to continue as a going concern, then material adjustments would be required to the carrying value of assets and liabilities and balance sheet classifications used.

Subsequent to year end the Company raised a further $8,562,500 through a non-brokered private placement. Management believes the Company has sufficient cash flows to operate for the next twelve months. However, the Company anticipates further financing activities in fiscal 2010 to commence construction of the Company's Idaho Cobalt Project.

2. Summary of significant accounting policies

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP").

(a) Basis of consolidation

These consolidated financial statements include the accounts of the Company and either directly or indirectly its wholly-owned subsidiaries: Formation Capital Corporation, U.S., a Nevada corporation, Essential Metals Corporation, an Idaho corporation, Coronation Mines Limited ("Coronation"), a Saskatchewan company, Minera Terranova S.A. de C.V., a Mexican company, Formations Holdings US, Inc., an Idaho corporation, US Cobalt, Inc. an Idaho corporation and Formations Holdings Corp, a British Columbia corporation.

The Company consolidates those entities which are controlled by the Company.

Variable interest entities ("VIEs"), which include, but are not limited to, special purpose entities, trusts, partnerships, and other legal structure, as defined by the Accounting Standards Board in Accounting Guideline ("AcG") 15, Consolidation of Variable Entities ("AcG 15"), are entities in which equity investors do not have the characteristics of a "controlling financial interest" or there is not sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. VIEs are subject to consolidation by the primary beneficiary who will absorb

2. Summary of significant accounting policies (continued)

(a) Basis of consolidation (continued)

the majority of the entities' expected losses and/or expected residual returns. The Company believes that it does not have any VIEs subject to consolidation.

All inter-company transactions and balances have been eliminated.

(b) Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. The most significant areas where management judgement is applied among others, the expected economic lives and the future operating results and net cash flows expected to result from exploitation of resource properties and related assets, the amount of proven and probable mineral reserves and income tax provisions. Significant items that require estimates as the basis for determining the stated amounts include precious metals inventory, amounts receivable, mineral properties, property, plant and equipment, revenue recognition and stock-based compensation. Actual results may differ from those estimates.

(c) Cash and cash equivalents

Cash and cash equivalents consists of cash on hand, deposits in banks and highly liquid short-term investments with an original maturity of three months or less. The Company does not believe it is exposed to significant credit or interest rate risk although cash and cash equivalents are held in excess of federally insured limits with major financial institutions.

(d) Precious metals inventory

Inventories of precious metals are stated at the lower of cost and net realizable value. Inventories consist primarily of silver and gold metals and includes cost of materials and direct processing costs.

(e) Mineral properties

Acquisition costs of mineral properties together with direct exploration and development expenditures thereon are capitalized in the accounts. These costs will be amortized using the unit-of-production method based on proven and probable reserves on the commencement of commercial production or written-off as the properties are sold, allowed to lapse or are abandoned. Mineral property costs not directly attributable to specific properties are expensed during the year.

Management regularly reviews the carrying value of mineral properties by comparing the carrying value to the estimated net realizable amounts, based on estimated undiscounted future cash flows resulting from the use of the mineral properties and their eventual disposition, to determine whether there is any indication of impairment. Measurement of an impairment loss is based on the fair value of the mineral properties. An impairment in value would be indicated if the assets' carrying value exceeds expected future cash flows.

For the year ended February 28, 2009 the Company recorded an impairment of $348,535 (February 29, 2008 - $Nil).

2. Summary of significant accounting policies (continued)

(f) *Property, plant and equipment*

Property, plant and equipment are recorded at cost and the Company provides for depreciation on a declining balance basis at the rate of 5-20% per annum for buildings and 30% per annum on all other equipment and furniture and fixtures. Costs to refurbish acquired plant and equipment are deferred until the assets are put to use.

Property, plant and equipment are tested for recoverability whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. An impairment loss is recognized when their carrying value exceeds the total undiscounted cash flows expected from their use and eventual disposition. The amount of impairment loss is determined as the excess of the carrying value of the property and equipment over the recoverable amount.

(g) *Future income taxes*

The Company accounts for income taxes using the asset and liability method. Under this method, future income taxes are recorded for the temporary differences between the financial reporting basis and tax basis of the Company's assets and liabilities. These future taxes are measured by the provisions of currently substantively enacted tax laws. A reduction in respect of the benefit of a future tax asset (a valuation allowance) is recorded against any future tax asset if it is not more likely than not to be realized.

(h) *Flow-through shares*

Resource expenditure deduction for income tax purposes related to exploratory activities funded by flow-through share arrangements are renounced to investors in accordance with income tax legislation. The Company provides for the future effect on income taxes related to flow-through shares as a reduction of share capital and an increase in future income tax liability on the date that the Company files the renouncement documents with the tax authorities to renounce the tax credits associated with the expenditure.

(i) *Stock-based compensation*

The Company follows Canadian Institute of Chartered Accountants Handbook Section 3870, *Stock-Based Compensation*, which requires that all stock-based awards made to non-employees and employees must be measured and recognized using fair value based method. Under this method, compensation costs, attributable to share options granted to employees, contractors, officers and directors, is measured at fair value at the grant date and recorded to stock compensation expense over the vesting period of the related option with a corresponding increase to contributed surplus. Upon the exercise of the stock options, consideration paid together with the amount previously recognized in contributed surplus is recorded as an increase to share capital.

2. Summary of significant accounting policies (continued)

(j) Loss per share

Basic loss per share is computed using the weighted average number of common shares outstanding during the period. Diluted loss per share is computed using the weighted average number of common and common equivalent shares outstanding during the period using the "treasury stock" method. Common equivalent shares consist of the incremental common shares issuable upon the exercise of stock options and warrants unless their effect is anti-dilutive.

(k) Asset retirement obligations

The Company estimates the present value of asset retirement obligations when the related obligation is incurred and records it as a liability with a corresponding increase in the carrying value of the related assets. The carrying value is amortized over the life of the related asset commencing with initial commercialization of the asset. The liability is accreted to the actual liability on settlement through charges each period in the statement of operations. Future site restoration costs are capitalized as part of the carrying value of the related mineral property at its initial value and amortized over the mineral property's useful life based on a units-of-production method.

(l) Foreign currency translation

The Company's and its subsidiaries' functional currency is the Canadian dollar. The subsidiary operations are regarded as being integrated with the parent company and therefore the temporal method of translation has been applied. Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at the exchange rate in effect at the balance sheet date and non-monetary assets and liabilities at the exchange rates in effect at the time of the transaction. Revenues and expenses are also translated at rates in effect at the time of the transaction. Gains and losses on translation are included in the results from operations.

(m) Revenue recognition

The Company earns mineral processing revenue from the purchase, processing and sale of minerals. Revenue is recorded once the processed product is shipped, title is transferred, the amount of proceeds are determinable and collection is reasonably assured. The Company also earns refining revenue by processing silver and gold on behalf of other mining companies and precious metals commodity dealers. When the Company does not take legal ownership of the unprocessed minerals, the Company records only the processing fees associated with these refining services. The Company records these revenues when the refined metal is shipped to the customer, at which time title is transferred, the amount of proceeds are determinable and collection is reasonably assured.

(n) Derivatives

The Company periodically uses foreign exchange and commodity contracts to manage exposure to fluctuations in foreign exchange rates and silver prices. Derivative positions are recorded on the balance sheet at fair value with changes in fair value recorded in operations.

3. Changes in accounting policies

On March 1, 2007, the Company adopted the new accounting standards that were issued by the Canadian Institute of Chartered Accounts (CICA): Section 1530, *Comprehensive Income*; Section 3855, *Financial Instruments – Recognition and Measurement*; Section 3865, *Hedges*; and Section 3251, *Equity*. These new accounting standards, which apply to fiscal years beginning on or after October 1, 2006, provide comprehensive requirements for the recognition and measurement of financial instruments, as well as standards on when and how hedge accounting may be applied.

Section 1530 establishes standards for reporting and presenting comprehensive income, which is defined as the change in equity from transactions and other events from non-owner sources. Other comprehensive income refers to items recognized in comprehensive income that are excluded from net income calculated in accordance with generally accepted accounting principles in Canada.

Under the new standards, all financial instruments are classified into one of five categories: held for trading, held-to-maturity, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments, including derivatives, are included on the balance sheet and are measured either at fair market value with the exception of loans and receivables, investments held-to-maturity and other financial liabilities, which are measured at amortized cost. Subsequent measurement and recognition of changes in fair value of financial instruments depend on their initial classification. Held for trading financial instruments are measured at fair value and all gains and losses are included in net income in the period in which they arise. Available-for-sale financial instruments are measured at fair value with revaluation gains and losses included in other comprehensive income until the instrument is derecognized or impaired at which time the amounts would be recorded in net income.

Upon the adoption of these standards, the Company has classified cash and cash equivalents as held for trading, other receivables as loans and receivables and all financial liabilities as other financial liabilities. The Company enters into hedge transactions in the normal course of its operations but has elected not to use hedge accounting. As a result, based on Section 3855, *Financial Instruments – Recognition and Measurement*, these derivatives are measured at fair value at the end of each period and the gains or losses resulting from remeasurement are recognized in net income as gains or losses in the underlying contracts. The Company's foreign subsidiaries are regarded as being integrated with the parent so there is no recognition of other comprehensive income associated with the translation of the Company's subsidiaries. In addition, the Company has no embedded derivatives. The adoption of the New Standards did not have a material effect on the Company's financial statements at March 1, 2007, February 29, 2008 or February 28, 2009. Net loss and comprehensive losses for the year ended February 28, 2009 $1,763,111 (February 29, 2008 - $3,691,579).

On March 1, 2008, the Company adopted four new presentation and disclosure standards issued by the Canadian Institute of Chartered Accountants.

Effective January 1, 2008, the Company adopted Section 1400 - *Assessing Going Concern*. The Standard was amended to include requirements for management to assess and disclose an entity's ability to continue as a going concern. Management has applied the new guidance in section 1400 for assessing the Companies ability to continue as a going concern.

Sections 3862, *Financial Instruments – Disclosure* and 3863, *Financial Instruments – Presentation* have replaced Section 3861, *Financial Instruments – Disclosure and Presentation*. These new sections incorporate many of the disclosure requirements of Section 3861, but place an increased emphasis on disclosure about risk, including both qualitative and quantitative information about the risk exposures arising from financial instruments (Note 12).

3. Changes in accounting policies (continued)

Section 1535, *Capital Disclosures* establishes disclosure requirements about the Company's objectives, policies and processes for managing capital, quantitative data about what the Company regards as capital, whether the Company has complied with capital requirements and, if the entity has not complied, the consequences of such non-compliance (Note 13).

Section 3031, *Inventories*, which replaces Section 3030, establishes standards for the measurement and disclosure of inventories. The new standard provides more extensive guidance on the determination of cost, including allocation of overhead and requires impairment testing. The adoption of Section 3031 did not result in a material impact on the Company's consolidated financial position and results of operations. The disclosure requirements in Section 3031 have been expanded to include disclosure of the amount of inventories recognized as an expense during the period.

Recent accounting announcements

In January 2009, the Canadian Institute of Chartered Accountants issued Section 1582 - *Business Combinations,* which replaces Section 1581 - Business Combinations, and Section 1601 - Consolidated Financial Statements and Section 1602 - Non-Controlling Interests, which replace Section 1600 - Consolidated Financial Statements. These new sections are effective January 1, 2011 with earlier adoption permitted. Section 1582 and 1602 will require net assets, non-controlling interests and goodwill acquired in a business combination to be recorded at fair value and non-controlling interests will be reported as a component of equity. In addition, the definition of a business is expanded and is described as an integrated set of activities and assets that are capable of being managed to provide a return to investors or economic benefits to owners. Acquisition costs are not part of the consideration and are to be expensed when incurred.

In February 2008, the CICA issued Section 3064, *Goodwill and Intangible Assets*. Effective for fiscal years beginning on or after October 1, 2008, this section provides guidance on the recognition, measurement, presentation and disclosure for goodwill and intangible assets, other than the initial recognition of goodwill or intangible assets acquired in a business combination. Retroactive application to prior-period financial statements will be required.

4. Precious metals inventory

Inventories consist of:

	February 28, 2009	February 29, 2008
	$	$
Silver inventory	**1,634,215**	4,679,504
Gold inventory	**520,202**	356,237
	2,154,417	5,035,741

During the year ended February 28, 2009 a write-down of inventory to net realizable value of $1,685,449 was recorded to cost of revenue as a result of the decline in the market price of certain precious metals.

5. Mineral properties

Mineral properties consist of:

	February 28, 2009	February 29, 2008
	$	$
Idaho Cobalt Belt (a)		
Idaho Cobalt Project (See Schedule) (i)	**49,104,052**	42,929,628
Black Pine (ii)	**3,261,119**	3,248,476
Badger Basin (iii)	**111,422**	107,994
	52,476,593	46,286,098
Other Projects (b)		
Morning Glory/Wallace Creek (i)	**439,055**	429,751
El Milagro (ii)	**-**	324,892
Queen of the Hills (iii)	**59,352**	54,016
Compass/Kernaghan (iv)	**330,857**	215,692
Virgin River (v)	**208,276**	97,545
Other (vi)	**98,577**	129,339
	1,136,117	1,251,235
	53,612,710	47,537,333

(a) *Idaho Cobalt Belt*

(i) Idaho Cobalt Project

The Company owns 100% interest in 241 claims amounting to approximately 4,080 acres which comprise the Idaho Cobalt Project. The Company has exercised its lease option agreement, with a company controlled by a director, whereby the Company earned a 100% interest in certain mineral claims in Idaho by paying US$26,805 (paid) and option payments of US$2,130 per year until 2004 (paid) provided that the option payment will be reduced by US$30 for each claim the Company has elected to purchase by paying US$100 for such claim.

(ii) Black Pine

The Company has a 100% interest in certain mineral claims in Lemhi County, Idaho.

The Company also has a lease option agreement to purchase certain mineral claims located in Lemhi County, Idaho, which requires annual advance royalty payments of US$400 per claim until 2006. During the year ended February 28, 1999 an amendment to the agreement was negotiated which requires payments of nil if the average price of copper trades below US$0.85 per pound, US$200 per claim if the average price of copper trades between US$0.85 to $0.89 per pound and US$400 per claim if the average price of copper trades above US$0.90 per pound. In addition, the Company will be required to pay the lessors a sliding scale net smelter return royalty ("NSR") of between 1% and 5% based on the realized price of copper to a maximum of US$2,000,000 (including the option payments).

5. Mineral properties (continued)

(a) Idaho Cobalt Belt (continued)

(ii) Black Pine (continued)

There have been no payments due since the amended agreement was concluded. During the year ended February 29, 2004 the Company again amended the option agreement to extend the term for two - five year terms, which eliminate the requirement to make additional payments based on the price of copper, and to share on a 50/50 basis with the optioner any payments received from any prospective joint venture partner.

(iii) Badger Basin

The Company has a 100% interest, through staking, in these claims located in Lemhi County, Idaho.

(b) Other projects

(i) Morning Glory/Wallace Creek

(1) Morning Glory

The Company has a 100% interest in certain mineral claims located in Lemhi, County Idaho.

The Company also has a 100% lease option on certain additional mineral claims located in the same area. During the year ended February 28, 2001, the terms of the lease option were amended to require annual payments based on the price of gold ranging from no payments to payments of US$3,000. The annual minimum advance royalty payment is applied against a 3% to 5% net smelter return. A total of US$45,900 (2008 - US$45,900) has been paid to date. To exercise the option, the Company must pay a total purchase price of US$1,000,000, which includes the advance annual minimum royalty payments.

(2) Wallace Creek

The Company has a 100% interest in certain mineral claims located in Lemhi County Idaho.

The Company also has a 100% lease option on certain additional mineral claims located in the same area. During the year ended February 28, 2001, the terms of the lease option were amended from a required minimum annual advance royalty payment of US$8,000 to annual payments based on the price of gold ranging from no payments to US$8,000. The annual minimum advance royalty payment is applied against a 3% to 5% net smelter return. To exercise the option, the Company must pay a total purchase price of US$1,000,000 of which US$25,600 has been paid to date.

5. Mineral properties (continued)

(b) Other projects (continued)

(ii) El Milagro

During the year ended February 28, 1998, the Company entered into a purchase option agreement whereby the Company can earn a 100% interest in the El Milagro property in Tamaulipas, Mexico, by making equal semi-annual payments over four years totaling 800,000 pesos ($150,000). During the year ended February 28, 2001, a revision of the agreement allows the remaining 300,000 pesos to be paid by making equal semi-annual payments of 50,000 pesos ($9,375) over three years. As at February 28, 2005, the total obligation had been satisfied and the Company has a 100% interest in the property. During the year ended February 28, 2009, the Company wrote off the costs associated with these claims amounting to $348,535.

(iii) Queen of the Hills

The Company holds a 100% lease option on certain mineral claims located in Lemhi County, Idaho. During the year ended February 28, 2001, the terms of the lease option agreement were amended from a required minimum annual advance royalty payment of US$1,400 to require annual payments based on the price of gold ranging from no payments to US$1,400. A total of US$25,200 (2008 - US$25,200) has been paid to date. To exercise the option, the Company must pay a total purchase price of US$1,000,000 including the advance annual minimum royalty payments.

(iv) Compass/Kernaghan

(1) Compass Lake

The Company granted an option whereby the optionee can earn a 70% interest in certain mineral claims by making certain annual payments (received) and upon development to a feasibility stage by the optionee. The Company has certain participation options when the property reaches the mine development stage and will retain a sliding scale NSR, between 1% and 8%, based on the price of gold. The optionee has the right to purchase one-half of the Company's net smelter returns royalty for $1,000,000. During the year ended February 28, 2006 the Company received notice that the optionee was dropping its option. The Company now owns the property 100%.

5. Mineral properties (continued)

(b) Other projects (continued)

(iv) Compass/Kernaghan

(2) Kernaghan Lake/Bell

The Company granted an option whereby the optionee has earned 80% interest in certain mineral claims by making certain payments (received), and completing exploration work totaling $1,000,000 (deemed completed).

The Company can participate at the 20% level, or has the option to dilute to a 7% participation level which then becomes a net profit interest. The optionee has the right to purchase all or part of the net profit interest during the first year of commercial production by paying $700,000 per percentage point which increases to $800,000 per percentage point during the second year of production.

(v) Virgin River

During the year ended February 29, 2008, the Company was advised by its joint venture partners that the first $10,000,000 exploration expenditures has been met. An updated joint venture agreement and confirmation of expenditures were concluded.

The budget for 2009 expenditures has been agreed at $4,000,000.

On February 28, 1999, the Company entered into the original joint exploration agreement whereby the Company obtained a 2% interest carried through the first $10,000,000 of exploration expenditures and a right of first refusal to purchase an additional 8% interest in exchange for waiving all future work commitments on the Kernaghan Lake Project thereby vesting the optionee.

(vi) Other

The Company has varying other interests of up to 100% in certain mineral claims located in Idaho, Saskatchewan and Mexico.

6. Property, plant and equipment

			February 28, 2009
	Cost	**Accumulated depreciation**	**Net book value**
	$	**$**	**$**
Land	**175,463**	**-**	**175,463**
Plants undergoing refurbishment	**6,544,067**	**-**	**6,544,067**
Buildings	**790,665**	**248,137**	**542,528**
Equipment	**2,220,673**	**1,557,329**	**663,344**
Office furniture and fixtures	**356,667**	**270,631**	**86,036**
	10,087,535	**2,076,097**	**8,011,438**

			February 29, 2008
	Cost	Accumulated depreciation	Net book value
	$	$	$
Land	175,463	-	175,463
Plants undergoing refurbishment	3,563,104	-	3,563,104
Buildings	703,428	193,611	509,817
Equipment	1,996,133	1,248,851	747,282
Office furniture and fixtures	259,579	249,382	10,197
	6,697,707	1,691,844	5,005,863

The Company defers the costs associated with refurbishing and constructing its cobalt hydrometallurgical plant and recent new equipment purchases awaiting final approvals.

Non-refundable equipment deposits of $5,779,885 (2008- $1,239,853) have been disclosed as long term deposits and are reclassified when title to the equipment is transferred.

7. Income taxes

The provision for income taxes reported differs from the amounts computed by applying aggregate Canadian federal and provincial income tax rates to the loss before tax provision due to the following:

	February 28, 2009	February 29, 2008
Statutory tax rate	**31%**	34%
Income tax recovery computed at standard rates	**$ 542,000**	$ 1,227,000
Effect of non-deductible expenses	**(106,000)**	(966,000)
Effect of different tax rates of foreign jurisdictions	**(58,000)**	6,000
Change in valuation allowance	**1,417,000**	323,000
Foreign exchange and other	**(1,860,000)**	(636,158)
	(65,000)	(46,158)

7. Income taxes (continued)

The approximate tax effect of each type of temporary difference that gives rise to the Company's future tax assets and liabilities are as follows:

	2009	2008
	$	$
Future income tax asset		
Operating loss carry forwards	**19,683,406**	12,936,092
Other	**652,960**	637,998
Less: Valuation allowances	**(1,160,849)**	(2,520,758)
	19,175,517	11,053,332
Future income tax liability		
Accumulated cost base differences on assets	**(19,286,675)**	(11,099,490)
	(111,158)	(46,158)

The Company considers that it is not more likely than not that a portion of the future income tax asset will be realized and has therefore provided $1,160,849 (2008 - $2,520,758) of a valuation allowance.

At February 28, 2009, the Company had the following loss carryforwards available to reduce future income taxes otherwise payable:

Country	Amount	Expiry
	$	
United States	48,000,000	2010 - 2027
Canada	3,529,000	2010 - 2029
Mexico	40,000	2010 - 2019

The Company's operations are conducted in a number of countries with complex tax legislation and regulations pertaining to the Company's activities. Any reassessment of the Company's tax filings by the tax authorities may result in material adjustments to net income or loss, tax assets and operating loss carry-forwards.

8. Share capital

(a) *Stock options*

The Company has a Stock Option Plan ("the Plan") for directors, officers, employees and consultants. Under this Plan the aggregate number of common shares which may be subject to issuance pursuant to options granted under the Plan shall in aggregate be a fixed maximum percentage such that the percentage of common shares in the capital of the company may be reserved for issuance is a maximum 10% of the issued and outstanding shares of the company. The number of shares reserved for issuance at any one time to any one person shall not exceed 5% of the outstanding shares issued within any one year period. Options granted must be exercised no later than 10 years after the date of the grant or such lesser periods as regulations require. All options are subject to vesting restrictions as implemented by the directors. The exercise price is the fair value of the Company's common shares at the grant date. The maximum number of common shares to be issued under the Plan reserved for issuance as at February 28, 2009 was 5,535,000. The maximum number of shares reserved for issuance to insiders may not exceed 10% of the outstanding shares issued.

8. Share capital (continued)

(a) Stock options (continued)

Under the Plan, an Optionee may, rather than exercise any Option to which the Optionee is then entitled pursuant to the Plan, elect to terminate such Option, in whole or in part, and, in lieu of purchasing the Optioned Shares to which the Option, or part thereof, so terminated relates, elect to exercise the right to receive that number of Optioned Shares, disregarding fractions, which, when multiplied by the Weighted Average Market Price, has a value equal to the product of the number of Optioned Shares to which the Option, or part thereof, so terminated relates, multiplied by the difference between the Weighted Average Market Price determined as of the day immediately preceding the date of termination of such Option, or part thereof, and the Option Price per share of the Optioned Shares to which the Option, or part thereof, so terminated relates, less any amount (which amount may be withheld in Optioned Shares) required to be withheld on account of income taxes, which withheld income taxes will be remitted by the Company.

(i) As at February 28, 2009, outstanding and exercisable stock options were as follows:

Options outstanding	Options exercisable	Exercise price	Expiry date
		$	
190,000	190,000	0.20	June 28, 2009
140,000	140,000	0.20	October 11, 2009
2,410,000	2,410,000	0.41	January 04, 2010
245,000	245,000	0.20	January 04, 2010
30,000	30,000	0.20	January 30, 2010
585,000	585,000	0.20	June 28, 2010
555,000	555,000	0.20	October 11, 2010
650,000	650,000	0.50	December 18, 2010
300,000	219,354	0.20	December 20, 2010
280,000	126,667	0.20	July 08, 2011
150,000	-	0.20	November 26, 2011
5,535,000	5,151,021	0.33	

8. Share capital (continued)

(a) Stock options (continued)

(ii) As at February 28, 2009, outstanding, exercisable stock options were as follows:

	February 28, 2009	**Weighted average exercise price**	February 29, 2008	Weighted average exercise price
		$		$
Balance outstanding, beginning of year	**13,750,000**	**0.59**	8,845,000	0.44
Activity during the year				
Options granted	**430,000**	**0.43**	8,870,000	0.70
Options exercised	**(160,000)**	**0.41**	(1,640,306)	0.31
Options cancelled	**(6,135,000)**	**0.72**	(2,324,694)	0.62
Options expired	**(2,350,000)**	**0.43**	-	-
Balance outstanding, end of year	**5,535,000**	**0.33**	13,750,000	0.59

(iii) During the year ended February 28, 2009, 430,000 (2008 – 8,870,000) stock options were granted to directors, employees and consultants. Using the fair value method to value the vested stock options, $120,049 (2008 - $2,867,123) was recorded to stock-based compensation expense. This amount was determined using a Black-Scholes option pricing model assuming no dividends are to be paid, vesting occurring on the date of grant, exercising on the last day before expiry, a weighted average volatility of the Company's share price of 73% (2008 - 65%) and a weighted average risk free rate of 1.84% (2008 – 4.1%).

On November 26, 2008 a total of 6,010,000 existing stock option previously issued to directors and officers were cancelled. A total of 2,325,000 existing stock options issued to employees were re-priced to $0.20 per share and 150,000 stock options were granted to an employee for a three year period. As a result of the re-pricing of the stock options, the Company recorded stock based compensation of $69,589 on the revised terms of the stock options. This amount was determined using a Black-Scholes option pricing model assuming no dividends are to be paid, vesting occurring on the date of re-pricing, exercising on the last day before expiry, a weighted average volatility of the Company share price of 73% and a weighted average risk free rate of 1.84%.

(b) Warrants

(i) Warrants outstanding at February 28, 2009 were as follows:

Number of warrants	Exercise price	Expiry date
	$	
125,000	0.75	June 18, 2009

On November 17, 2008 a total of 15,072,366 warrants issued on May 17, 2007 consist of 1,739,033 broker warrants exercisable at $0.83 per share and 13,333,333 warrants exercisable at $1.00 per share expired.

8. Share capital (continued)

(b) Warrants (continued)

(ii) The changes in warrants during the current and previous years were as follows:

	February 28, 2009	**Weighted average exercise price**	February 29, 2008	Weighted average exercise price
		$		$
Balance outstanding, beginning of year	**15,384,866**	**0.97**	3,909,055	0.40
Activity during the year				
Warrants issued	**-**	**-**	15,197,366	0.98
Warrants exercised	**(187,500)**	**0.40**	(3,721,555)	0.40
Warrants expired	**(15,072,366)**	**0.98**	-	
Balance outstanding, end of year	**125,000**	**0.97**	15,384,866	0.97

9. Other income

	February 28, 2009	February 29, 2008
	$	$
Write-down of held-for-trading investments	**(33,300)**	(44,400)
Interest income	**191,780**	677,123
	158,480	632,723

10. Segmented information

The Company operates in one operating segment, that being exploration on mineral properties and all revenues generated are located in the United States. The Company's non-current assets by geographic location are as follows:

	February 28, 2009	February 29, 2008
	$	$
Canada	**766,167**	524,968
United States	**60,857,981**	51,693,336
Mexico	**-**	324,893
	61,624,148	52,543,197

11. Supplemental Cash flow Information

Change in working capital items

	February 28, 2009	February 29, 2008
	$	$
Amounts receivable	**(351,031)**	(45,736)
Prepaid expenses and deposits	**224,950**	(175,959)
Precious metals inventory	**2,881,324**	(1,947,997)
Accounts payable and accrued liabilities, relating to operating items	**(93,542)**	668,013
	2,661,701	(1,501,679)

Other supplementary information

	For the years ended	
	February 28, 2009	February 29, 2008
	$	$
Interest paid	-	-
Taxes paid	-	-
Fair value of stock options transferred to share capital on options exercised from contributed surplus	32,641	443,605
Fair value of warrants issued with common share offerings	19,848	2,168,042
Unpaid mineral property purchase in accounts payable and accrued liabilities	251,871	1,402,476

12. Financial instruments

The Company has exposure to risks of varying degrees of significance which could affect its ability to achieve its strategic objectives for growth and shareholder returns. The principal financial risks to which the Company is exposed are credit risk, liquidity risk, interest rate risk, foreign exchange rate risk and metal price risk. The Company's Board of Directors has overall responsibility for the establishment and oversight of the Company's risk management framework and reviews the Company's policies on an ongoing basis.

12. Financial instruments (continued)

(a) Fair value of financial instruments

The Company has classified its financial instruments as follows:

Financial Instrument	Classification	Measurement	February 28, 2009 $	February 29, 2008 $
Cash and cash equivalents	Held-for-trading	Fair value	1,490,765	13,314,239
Amounts receivable	Loans and receivables	Amortized cost using the effective interest method	437,886	86,855
Deposits	Loans and receivables	Amortized cost using the effective interest method	73,249	298,199
Long term deposits	Loans and receivables	Amortized cost using the effective interest method	5,779,885	1,239,853
Accounts payable and accrued liabilities	Other financial liablities	Amortized cost using the effective interest method	2,596,729	2,438,400

Section 3855 requires that the carrying values of amounts receivable, deposits, accounts payable and accrued liabilities be amortized over their expected life using the effective interest method ("EIM"). Application of the EIM did not result in any significant differences in the Company's amortization and as such the carrying amount is a reasonable approximation of their fair values due to the short term nature of these instruments. The Company did not have any held-to-maturity or available-for-sale financial instruments, nor did it have any derivative products for the year ended February 28, 2009 or February 29, 2008.

(b) Financial risk management

The Company is exposed to certain financial risks, including credit risk, liquidity risk, interest rate risk, foreign exchange risk and metal price risk.

Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations and arises principally from the Company's cash and cash equivalents and amounts receivable.

The Company's exposure to credit risk with its customers is influenced mainly by the individual characteristics of each customer. The Company generally does not require collateral for sales. The Company takes into consideration the customer's payment history, their credit worthiness and the then current economic environment in which the customer operates to assess impairment. The Company closely monitors extensions of credit and has not experienced significant credit losses in the past. At February 28, 2009, the Company had no past due trade receivables.

The Company invests its excess cash principally in highly rated government and corporate debt securities. The Company has established guidelines related to diversification, credit ratings and maturities that maintain safety and liquidity. These guidelines are periodically reviewed by the Company's audit committee and modified to reflect changes in market conditions.

12. Financial instruments (continued)

The Company's maximum exposure to credit risk is as follows:

	February 28, 2009	February 29, 2008
Cash and cash equivalents	1,490,765	13,314,239
Accounts receivable	437,886	86,855

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. To the extent that the Company does not believe it has sufficient liquidity to meet its current obligations, the Board of Directors considers securing additional funds through equity or debt financing. The Company manages its liquidity risk by continuously monitoring forecast and actual cash flows. The Board of Directors approves the Company's annual operating and capital budgets as well as any material transactions outside the ordinary course of business.

Interest rate risk

The Company is subject to interest rate risk on its cash and cash equivalents and believes that the results of operations, financial position and cash flows would not be significantly affected by a sudden change in market interest rates relative to the investment interest rates due to the short term nature of the investments. Excess cash is invested in highly rated investment securities at fixed interest rates with varying terms to maturity but generally with maturities of three months or less from the date of purchase.

As at February 28, 2009, cash and cash equivalents of $1,490,765 (February 29, 2008 - $13,314,239) consisted of chequing and short-term investments maturing in less than 90 days with Canadian chartered banks with interest rates up to 3.35%. The Company has immaterial interests in equity instruments of other corporations. The Company does not have any asset backed commercial paper securities.

Foreign exchange rate risk

The Company reports its financial statements in Canadian dollars; however, the Company has extensive operations in the United States as well as limited operations in Mexico. As a consequence, the financial results of the Company's operations as reported in Canadian dollars are subject to changes in the value of the Canadian dollar relative to the US dollar and Mexican Peso.

The Company's operations in the United States are currently fully integrated with its Canadian operations, as such, the Company can be exposed to significant fluctuations in the exchange rate between the US dollar and the Canadian dollar. The Company's operations in the United States generate revenue and incur expenses principally in US dollars so foreign exchange gains or losses are subject to net operations. The Company does not currently enter into any foreign exchange hedges to limit exposure to exchange rate fluctuations. The Board of Directors continually assesses the Company's strategy towards its foreign exchange rate risk, depending on market conditions.

12. Financial instruments (continued)

Foreign exchange rate risk (continued)

The Company is exposed to currency risk through the following financial assets and liabilities and future income tax liabilities denominated in currencies other than Canadian dollars as follows:

February 28, 2009	Cash and cash equivalents	Accounts Receivable	Accounts payable and accrued liabilities	Future income tax liabilities
United States dollar	83,567	407,648	1,583,378	0
Mexican peso	1,147	139	1,950	0

February 29, 2008	Cash and cash equivalents	Accounts Receivable	Accounts payable and accrued liabilities	Future income tax liabilities
United States dollar	19,656	57,635	1,554,983	0
Mexican peso	6,968	5,549	147	0

During the year ended February 28, 2009, the Company recognized a gain of $1,692,045 on foreign exchange (2008 - loss of $772,284). Based on the above net exposures at February 28, 2009,

A 10% depreciation or appreciation of the above currencies against the Canadian dollar would result in a $139,040 increase or decrease in the Company's after tax net loss.

Metal price risk

Metal price risk is the risk that changes in metal prices will affect the Company's income or the value of its related financial instruments. The Company derives some of its refining revenue from the purchase and sale of silver and gold material as well as charging refining fees in the form of "retainage", (the retention of some of the refined product). The Company mitigates the metal price risk associated with the purchase and sale of silver and gold materials by entering into forward contracts to secure the margin associated with refining the materials. The Board of Directors continually assesses the Company's strategy towards its base metal exposure, depending on market conditions.

Based on the quantities and market price of silver and gold at February 28, 2009, a 10% increase or decrease in the price of gold and silver would result in a $880,979 increase or decrease in the Company's after-tax loss.

13. Capital disclosure

The Company's objectives when managing capital are to ensure there are adequate capital resources to safeguard the Company's ability to continue as a going concern, continue the development and exploration of its mineral properties and to maximize growth of its business and provide returns to its shareholders. The Company's capital structure consists of shareholders' equity, comprising issued share capital plus contributed surplus less the deficit.

13. Capital disclosure (continued)

The Company manages its capital structure and makes adjustments to it based on economic conditions and the risk characteristics of the underlying assets. The Company, upon approval from its Board of Directors, will balance its overall capital structure through new share or debt issuances or by undertaking other activities as deemed appropriate under specific circumstances.

The Company expects its current capital resources and projected cash flows from continuing operations will not support existing operations. The Company will require additional financing to support existing operations and to bring its Idaho Cobalt Project into production with a July 2007 feasibility study estimated cost to construct and commission the mine / concentrator and the cobalt production facility at US$138.7 million.

14. Commitments

(a) The Company has certain obligations with respect to mineral property expenditures (Note 5).

(b) Pursuant to employment agreements the Company may be obligated to pay up to $2,516,630 if certain management is terminated without cause or good reason.

(c) The Company has annual operating lease commitments of approximately $110,000 for each of the next four years.

(d) The Company has certain contractual commitments related to the Idaho Cobalt Project totalling $435,577 to be incurred in the next fiscal year.

15. Subsequent Events

On March 24, 2009, the Company granted 4,650,000 stock options at a price of $0.20 to officers, directors and consultants of the Company with two and three year terms.

On April 29, 2009 the Company announced that it has successfully completed an $8,562,500 non-brokered private placement of 34,250,000 Units at a price of $0.25 per Unit. Each Unit was comprised of one common share and one-half of one transferable common share purchase warrant, each whole common share purchase warrant entitling the holder to purchase one common share of the Company at a price of $0.40 per share until May 2, 2011 subject to the Company's right to accelerate the expiry date. The Company paid finder's fees of $108,015 in relation to the private placement and issued non-transferrable finder's warrants entitling the purchase of up to 329,420 common shares of the Company at a price of $0.40 per common share until May 2, 2011.

Formation Capital Corporation

Consolidated schedule of expenditures for Idaho Cobalt Project

(Stated in Canadian dollars)

	February 28, 2009	February 29, 2008
	$	$
Idaho Cobalt Project		
Automobile	**2,379**	5,781
Base line studies	**403,850**	428,580
Communications	**584,701**	459,654
Engineering and consulting	**3,717,492**	7,110,552
Environment Impact Study Contract & Supervision	**796,116**	691,218
Field supplies and expenses	**225,330**	119,773
General property expenses	**39,324**	43,928
Insurance	**67,408**	79,658
Mineral property acquisition costs	**56,330**	23,107
Permitting	**281,389**	710,838
Reclamation	**105**	512
	6,174,424	9,673,601
Expenditures, beginning of year	**42,929,628**	33,256,027
Expenditures, end of year	**49,104,052**	42,929,628

See accompanying notes to the consolidated financial statements.

FORMATION

Formation Capital Corporation

Management's Discussion and Analysis

Quarter and Year ended February 28, 2009

Date of Report: May 28, 2009

Corporate Office: Suite 1730 – 999 West Hastings Street
Vancouver, BC, Canada
V6C 2W2

Symbol: Toronto Stock Exchange - FCO

FORMATION

Table of Contents

This Management Discussion and Analysis ("MD&A") should be read in conjunction with the audited consolidated financial statements of Formation Capital Corporation (the "Company") and the notes thereto, for the year ended February 28, 2009 which are prepared in accordance with Canadian Generally Accepted Accounting Principles and are available through the internet on SEDAR at www.sedar.com. All dollar amounts herein are expressed in Canadian Dollars unless stated otherwise.

This Management Discussion and Analysis includes certain statements that may be deemed "forward-looking statements" which the Company believes it has a reasonable basis for disclosing. All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.

1.1 Date

This MD&A is prepared as of May 28, 2009.

1.2 Overview

1.2.1 Summary

Formation Capital Corporation (the "Company") is a mineral exploration, development and refining company listed on the Toronto Stock Exchange. The Company, either directly or indirectly through its wholly owned subsidiaries Formation Holdings Corp., Formation Capital Corporation, U.S., Formation Holdings US, Inc., US Cobalt, Inc., Coronation Mines Ltd. and Minera Terranova S.A. de C.V., has, for the years since inception, been engaged in the business of exploring for minerals in Canada, the United States and Mexico. In September 2005, the Company's 100% owned Essential Metals Corporation® reached commercial production at its Sunshine Precious Metals Refinery. The Company's main focus is currently centered on its flagship property, the 100% owned Idaho Cobalt Project (the "ICP"), located in Lemhi County, Idaho, near the town of Salmon. Other minerals being explored for by the Company's various subsidiaries include silver, gold, copper, lead, zinc and uranium.

The ICP is a primary cobalt deposit that will be capable of producing high purity cobalt ("HPC") metal suitable for critical applications in the superalloy sector. The ICP has a completed economic Bankable Feasibility Study, a National Instrument 43-101 Compliant Technical Report and subsequent to fiscal year end, has received all critical environmental permits for the project. A Bankable Feasibility Study is a comprehensive engineering document designed to evaluate, among other things, the economic parameters of the deposit to the satisfaction of financiers for the purpose of securing funds for mine development. With all engineering and permitting studies completed, Management is now pursuing securing funds for mine development. The positive Bankable Feasibility Study was completed in July 2007 and the final environmental National Pollution Discharge Elimination ("NPDES") permit became effective in March, 2009, while the Record of Decision ("ROD") for the Mine Plan of Operation was upheld in April 2009. With sufficient financing and bonding in place, mine construction could commence in the summer or fall of 2009. This mine would be the only primary cobalt producer in the Western Hemisphere making Formation Capital Corporation the United States' sole integrated cobalt miner and refiner of super alloy grade HPC metal.

1.2.2 Highlights for year ended February 28, 2009 ("fiscal 2009"):

Idaho Cobalt Project:
- Water Right Permit received
- Annexation approval for staging property received
- Biological Opinion completed
- Endangered Species Act Exemption Permit granted
- First Record of Decision issued (subsequently revised)
- Key personnel hired to expedite Engineering and Procurement
- Agreement reached with Idaho Conservation League not to oppose project
- Detailed design Engineering and Procurement for mine and mill facilities 78% completed
- Access across Blackbird Mine Site granted by court
- Air Permit Pre-Construction Authorization received
- Forest Service issued revised Record of Decision
- National Pollution Discharge Elimination Permit ("NPDES") and 401 Certification received
- Lemhi County Commissioners established corporation to issue tax exempt industrial bonds
- Record of Decision affirmed, all significant environmental permits now attained

Big Creek Hydrometallurgical Complex:

Sunshine Refinery
- Dubai Exchange listing for Good Delivery updated
- Increased production of gold by 22% to 9,112 troy ounces
- Added mid-tier silver producer as a customer and began negotiations with two other major mining company customers

Cobalt Production Facility
- Hydrometallurgical plant process optimization and evaluation of equipment selection continue to result in reduction of capital costs

Other Projects:
- Summer / fall 2007 drilling on Virgin River Uranium Project (announced March 2008) returns high grade intercepts including 14.2 meters grading 9.33% U_3O_8
- Winter 2008 drilling on Virgin River confirms continuity of Centennial Zone
- Highest grade-thickness intervals intercepted to date from summer / fall 2008 drilling on Virgin River Uranium Project, including 7.62% over 17.8 meters

Corporate:
- Northwest Mining Association awards Formation Capital "Platinum Award for Corporate Excellence"
- $250,000 flow through financing completed for uranium projects
- Subsequent to the year end closed an oversubscribed $8.56 million financing

1.2.3 Risk Management

The nature of the mining industry involves significant risks. Even with the Company's careful evaluation of its mineral resources using experience and knowledge, these risks may not be completely eliminated. As such, it is impossible to guarantee that current or future exploration programs will establish minable reserves. The historic values of mine ores and market prices of the commodities being explored have been highly volatile. To lessen the exposure to risk, the Company routinely engages numerous, highly qualified independent professional consultants to continually re-evaluate its mineral properties.

The status of world economies and financial markets, environmental legislation, and government regulation, all have significant impact on the industry. The Company cannot forecast the status of future financial markets nor predict government policies and legislation as it applies to the resource sector. In addition, as the mining industry rapidly moves towards higher sustainable development and environmental standards, the Company continues to work toward maintaining or surpassing these elevated standards.

Insurance is very expensive in this industry due to unforeseen mining and environmental risks such as cave-ins, fire and flooding. It is not always possible to insure against such risks and the Company may decide not to insure as a result of excessively high premiums or other reasons deeming insurance impractical.

1.2.4 Basis of Analysis

The sections that follow provide information about the important aspects of our operations and investments, on a consolidated basis, and include discussions of our results of operations, financial position and sources and uses of cash, as well as significant future commitments. In addition, we have highlighted key trends and uncertainties to the extent practical.

The content and organization of the financial and non-financial data presented in these sections are consistent with information used by our chief operating decision makers for, among other purposes, evaluating performance and allocating resources. The following discussion should be read in conjunction with the Company's audited consolidated financial statements for the year ended February 28, 2009 and notes thereto.

As part of our decision-making process we monitor many economic indicators, especially those most closely related to the demand, supply and pricing of metals, as well as the politico-economic situation in the main supplier and consumer countries. Political developments affecting metal production can change quickly in some of the major cobalt producing countries such as the Democratic Republic of Congo, Zambia, Cuba and Russia, especially in those countries that are currently coping with armed conflicts. While most economic indicators impact our operations to some degree, we are especially sensitive to capital spending in cobalt intensive industries such as the re-chargeable battery sector, aerospace, high-tech, medical prosthetics, industrial, high-temperature steels and environmental applications such as coal and gas to liquid processes, oil desulphurization and hybrid-electric vehicles. We also monitor cobalt-related consumption expenditures of such items as computers, cell phones, paints and radial tires.

1.2.5 Property Activities

The Company holds mineral exploration properties in Canada, the United States and Mexico. More recently, its 100% owned Essential Metals Corporation®, has been engaged in the operation of a precious metals refining business.

The Company conducts its exploration independently as well as through joint venture agreements with third parties, although none of the Company's current operations are conducted through joint venture entities. The following is a brief discussion of the Company's major mineral exploration and development projects:

(a) Idaho Cobalt Project – Idaho, USA

The Company's principal property is the 100% owned Idaho Cobalt Project, a primary cobalt deposit located in Lemhi County, Idaho, acquired through staking in 1994 that has been extensively explored, developed and permitted and is now in the mine finance and construction phase of development. The Idaho Cobalt Project covers an area of approximately 4,080 acres and includes 241 mining claims. The Company has exercised its lease option agreement and now owns a 100% interest in these claims. This project is not subject to any royalty.

Subsequent to the end of the fiscal 2009, the NPDES permit received in February 2009 was upheld and the ROD was affirmed for the ICP. These two events, the culmination of years of permitting efforts, effectively represent the receipt of the necessary significant environmental permits required before mine construction can commence. As such, Management is now actively pursuing mine financing for the project estimated to be US$137.8 million according to the Company's independent Bankable Feasibility Study, in addition to the appropriate amount required for a reclamation bond, yet to be determined

Exploration drilling demonstrated that the permissive sequence for cobaltiferous mineralization in the Ram deposit remains open at both the north and south ends, along strike and continues to remain open down dip. This represents a currently defined strike length of approximately 2,800 feet.

Ore grade cobalt mineralization has been documented over 2,600 feet of strike length. The data from the Company's past drilling programs was incorporated into the aforementioned Bankable Feasibility Study completed in July of 2007.

A National Instrument 43-101 compliant Technical Report dated September 14, 2007, filed on the SEDAR website and based on the Bankable Feasibility Study revealed the conservative base case scenario utilizing a 7.5% discount rate and a US$22.52 /lb cobalt price, returned a Net Present Value (NPV) of US$87.29 million with an Internal Rate of Return (IRR) of 22.30%. Mining methods are expected to be modified to reduce construction and operating costs improving NPV and IRR. Capital costs may be further reduced during detailed engineering and re-assessment of capital expenditures for such items as steel and copper, the prices of which have been significantly reduced since the Bankable Feasibility Study was completed prior to the onset of the current world financial crisis.

Prior to the completion of the Bankable Feasibility Study, an updated resource estimate was completed by Mine Development & Associates (MDA) in October of 2006 as summarized in the following table.

Total Cobalt Project Resource utilizing 0.2% cut-off:

Category	Tons	% Cobalt	% Copper	Oz/ton Gold
Measured ("M")	1,840,700	0.626	0.592	0.015
Indicated ("I")	813,700	0.632	0.681	0.017
Total M&I	2,654,400	0.628	0.619	0.016
Inferred	1,121,600	0.585	0.794	0.017
M&I Contained Metal		33.3 million lbs	32.9 million lbs	41,000 Oz
Inferred Contained Metal		13.1 million lbs	17.8 million lbs	19,000 Oz

The resource estimate was prepared in conformance with the requirements set out in the Standards of Disclosure for Mineral Projects defined by National Instrument 43-101, under the direction of Mr. Neil Prenn, P.Eng., a Principal of MDA, who is an independent Qualified Person as defined by National Instrument 43-101. These measured and indicated resources were incorporated into the Bankable Feasibility Study.

The proven and probable mineral reserves outlined in the Bankable Feasibility Study and National Instrument 43-101 compliant Technical Report are 2,636,200 tons with an average grade of 0.559% cobalt, 0.596% copper and 0.014 oz per ton gold, based on a cut off grade of 0.2% cobalt for a ten year mine life. The inferred resource for the ICP, not a part of this study, is 1,121,600 tons grading 0.585% cobalt, 0.794% copper and 0.017 oz per ton gold as reported in the October 2006 MDA report mentioned above.

As previously discussed, the Company is currently seeking mine financing. Once mine financing is secure, construction could begin later in 2009. Management cannot ascertain with certainty when a successful mine financing will be concluded, however it is Management's goal to complete the financing in a timely manner with the intent of commencing mine construction in the summer or fall of 2009. The completion of construction is estimated to take between 12 and 14 months, after which initial production of high purity cobalt metal could commence.

A draft Environmental Impact Statement ("EIS") was made available to the public on February 23, 2007. On May 24, 2007, the public comment period for the draft EIS on the ICP concluded. The comments revealed strong support for the project with greater than 90% of the respondents in favour of the mine.

In September, 2008, a ruling by the district court of the Seventh District of the State of Idaho granted Formation Capital Corporation, U.S., access across the old Blackbird Mine Site for the purpose of mining cobalt ore from the ICP. The Court is proceeding with the appointment of three commissioners to determine the value of a permanent easement across the lands pursuant to State of Idaho statute 47-902, Right of Way for Mining Purposes.

Like many countries in the world the U.S. Government has expressed an interest in leveling a royalty against mine products. Initial steps have been attempted numerous times in the past decade or so, with Congress voting for instituting a royalty. This process has so far always been stopped in the Senate. As initially proposed, the royalty structures are complicated and involve grandfathering, sliding scales and exemptions. It is unclear at this time whether the ICP could be affected by future legislation. It is Managements belief that the ICP has a high probability of being exempt from any potential future royalty legislation. An additional small royalty has also been proposed to reclaim abandoned mine lands that exist throughout the Western US. This royalty has a better chance of passing the Senate. The current administration has indicated that any new royalties imposed would not be onerous to mine developers and to the continued development and creation of new jobs.

The ICP would be the only primary cobalt producer in the Western Hemisphere making Formation Capital Corporation the United States' sole integrated cobalt miner and refiner of high purity, superalloy grade cobalt.

Total estimated cost to construct and commission both the mine / concentrator and the cobalt production facility is US$138.7 million. This total amount approximately consists of US$13,175,208 for mine development and equipment, US$61,839,901 for the concentrator and concentrator infrastructure, US$63,687,968 for the hydrometallurgical plant which includes mechanical and electrical equipment, construction materials, labor and labor supervision, contracted direct and indirect costs for these facilities. This total also includes US$190,088 for mine closure and reclamation bonding costs. The Company is planning to structure it's financing to provide sufficient working capital to sustain operations until such time as the Company can generate positive cash flows from mine production.

The Company has received previously ordered key mine equipment that is currently being stored in a staging area that was purchased during the last fiscal year. The 9,600 square foot facility is located on a 3 acre lot on the outskirts of Salmon, Idaho. The facility will also act as a staging area for the transportation of mine employees to and from the mine site, as well as an offloading area for mine concentrate for transportation to the Company's hydrometallurgical facility located in northern Idaho.

Mine equipment received includes the main ball mill components, flotation cells, power transformer, bridge crane, vibratory feeders, crusher and concentrator building components, terminal hopper and grizzly, and the aerial tram towers, cable and drive wheel. The Company is currently negotiating new contracts for detailed engineering and construction management that were suspended in response to the necessity to conserve cash during the recent world financial crisis.

The equipment will be used to process primary cobalt ore at a production rate of 800 tons per day at the ICP. Concentrate from the mine will be shipped to the Company's 100% owned hydrometallurgical facility in northern Idaho for processing into high purity, superalloy grade cobalt metal at a design rate of approximately 1,525 tons per year on average over a minimum 10 year mine life. The potential to extend the mine life is considered excellent, as the primary deposit remains open along both strike directions and at depth, and numerous other targets remain to be explored and developed on the property,

In addition, the streamlining of administrative procedures was initiated in order to efficiently control and manage the implementation of numerous mine construction contracts and subcontracts associated with engineering and procurement of the Idaho Cobalt Project and the retro-fitting of the hydrometallurgical facility. Such measures include modifications to accounting and document control procedures as well as the implementation of risk management and IT controls.

(b) Essential Metals Corporation® ("EMC") Idaho, USA

Big Creek Hydrometallurgical Complex (the "Complex")

EMC acquired the Complex in 2002 for the purpose of refurbishing the hydrometallurgical facility for cobalt production to meet the processing requirements of the Idaho Cobalt Project. In 2004, management decided to restart the precious metals refining section of the facility, known as the Sunshine Precious Metals Refinery, to help meet increasing North American demand for silver and gold refining. EMC now receives commercial quantities of product from several major customers and is continuing to expand its business.

Silver produced by the refinery is now accepted for good delivery on both the Dubai Multi Commodities Centre and the Dubai Gold and Commodities Exchange.

EMC has been receiving silver and gold doré from Mexico through major silver and gold producers, high grade silver products from silver users, mints, as well as silver from other sources.

EMC operations include the Sunshine Precious Metals Refinery, the solvent extraction electro-winning copper plant, the hydrometallurgical plant, the concentrate loading and unloading facility and the associated land package and buildings. The Company is retrofitting the hydrometallurgical complex in conjunction with the development of its Idaho Cobalt Project in order to process the cobalt-copper-gold concentrate expected to be produced from the ICP into high purity base and precious metal end product.

The Company's refinery operations currently generate revenue from either toll material or purchased material. The Company's principal objective is to generate revenue from toll material; however, given the value of the precious metals being refined, credit conditions have on occasion required the Company to purchase the material from customers. Toll material fees vary by customer and can consist of straight fees and/or "retainage", (the retention of some of the refined product). Purchased material generally has a similar value attributed to the refining process as toll but requires the recognition of the sale at the gross value in accordance with generally accepted accounting principles. The Company, from time to time, enters into forward sale contracts in those situations where it does purchase material to eliminate exposure to silver and gold price fluctuations.

(c) Black Pine – Idaho, USA

The Company has a 100% interest in certain mineral claims in Lemhi County, Idaho. An option agreement effective until the year 2014 to share on a 50/50 basis with the optionor any payments received from a joint venture partner.

(d) Badger Basin – Idaho, USA

Through staking, the Company has a 100% interest in certain mineral claims located in Lemhi County, Idaho.

(e) Morning Glory – Idaho, USA

The Company has a 100% interest in certain mineral claims located in Lemhi County, Idaho. The Company also has a 100% lease option on certain additional mineral claims located in the same area. A total of US$45,900 (2008 - US$45,900) has been paid to date to the optionor. To exercise the option, the Company must pay a total purchase price of US$1,000,000 including the advance annual minimum royalty payments.

(f) Wallace Creek – Idaho, USA

The Company has a 100% interest in certain mineral claims located in Lemhi County, Idaho. The Company also has a 100% lease option on certain additional mineral claims located in the same area. To exercise the option, the Company must pay a total purchase price of US$1,000,000 of which US$25,600 has been paid to date.

(g) El Milagro – Mexico

The Company entered into a purchase option agreement in 1998 that was completed at year end February 28, 2003. The Company now has a 100% interest in the property. The primary target defined within the Milagro Concessions is the Santa Maria Vein, a 1-4 meter wide tabular subvertical NNE trending breccias vein that has been mapped over a strike length of 450 meters, with a lead-rich polymetallic assemblage and bonanza silver grades. This vein, localized along the footwall contact of a sericite altered dike, is cemented by a fine grained intergrowth of galena, sphalerite, pyrite, barite and manganese oxides. Silver grades in the sulphitic vein material have been reported in the range of 1.5 to 5.5 kg per tonne (Tschauder, 1988).

During fiscal 2009, management was informed that the Mexican Government had intentions to establish a Protected Area (PNA) with the rank of Biosphere Reserve "Sierra de Tamaulipas" by the SEMARNAT – National Commission of Protected National Areas (CONANP) located in the municipalities of Aldama, Casas, Gonzalez, Liera and Soto La Marina in the State of Tamaulipas. The El Milagro project lies within the PNA, and as such is subject to more stringent environmental impact studies in the event the project moves toward feasibility and production phases.

The Company intends to maintain the core land position while evaluating the impact the new PNA has on the property, as this does not preclude Minera Terranova from developing and mining the project. However, as the Milagro project has essentially been maintained in a "care and maintenance" status for a number of years, and in light of this new development regarding the PNA, an impairment analysis conducted by management resulted in a write off of the project for financial statement purposes amounting to $348,535 for the year ended February 28, 2009.

(h) Flin Flon – Saskatchewan, Canada

The Company has a 100% interest, subject to a 10% net profits interest, in certain claims in the Creighton area of Saskatchewan. During the year ended February 28, 2005 the Company recognized an impairment and wrote off the costs associated with these claims.

(i) Queen of the Hills – Idaho, USA

The Company holds a lease option to purchase 100% of certain mineral claims located in Lemhi County, Idaho. A total of US$25,200 (2008 - US$25,200) has been paid to date to the optionor. Total purchase price of US$1,000,000 including advance payments must be made to exercise the option.

(j) Compass Lake – Saskatchewan, Canada

The Company granted an option whereby the optionee can earn a 70% interest in certain mineral claims by making certain annual payments (received) and upon development to a feasibility stage by the optionee. During the year ended February 28, 2006 the Company received notice that the optionee was dropping its option. The Company now owns the property 100% and has completed a helicopter-borne aeroTEM IV electromagnetic and magnetometer survey.

(k) Kernaghan Lake / Bell– Saskatchewan, Canada

The Company granted an option whereby the optionee has earned 80% interest in certain mineral claims by making certain payments (received), and completing exploration work totaling $1,000,000 (deemed completed). The project area is located near the northeast rim of the Athabasca Basin approximately 42 km north of Points North Landing. The Kernaghan / Bell project currently consists of 13 mineral claims totaling 4,342 ha. The target unconformity depth ranges from 160m to 290m. Presently, 38 diamond drill holes within the property outline totaling 10,051.4m have been drilled.

The 2008 drill program was not carried out as previously outlined, as the availability of certain equipment and other conditions did not allow for commencement of the drilling operation. The 2009 work program, with an approved budget of $800,000, is designed to complete ground definition of the conductor system. Completed drilling to date for the 2009 program consists of 8 drill holes totaling 2,683.4m. Geochemical analysis results for the core samples are pending.

(l) Virgin River – Saskatchewan, Canada

In the year ended February 28, 1999, the Company entered into a joint exploration agreement with UEM Inc. UEM Inc. is a corporation owned 50% by Cameco Corporation ("Cameco") and 50% by Areva on the Virgin River project located in the Athabasca Basin of northern Saskatchewan. Cameco is the operator of the project.

The Company's wholly owned subsidiary, Coronation Mines Ltd. owns 2% of the project with the first right of offer to acquire up to 10% of the project and has been carried through to $10.0 million worth of exploration and development, with approximately $18.7 million having been spent on the project to date. Approximately $5.5 million was spent on the 2008 drill program that was designed to follow up on the 2004 - 2007 drill results from the Centennial Zone that returned the highest grade-thicknesses (GT = metres multiplied by % U_30_8) uranium mineralization values attained to date.

The 2008 diamond-drilling program consisted of 10,537.4 m in seven pilot holes and eleven follow-up wedge holes on the Centennial Deposit. The objective of the program was to complete in-fill drilling along the entire strike length, determine the across strike width, and ascertain whether additional high-grade zones are present within the deposit. Significant mineralization (> 5.0m% GT) was intersected in 14 of the 18 drill holes, namely in diamond drill holes VR-031, VR-031W1, VR-032R, VR-032RW1, VR-033, VR-033W1, VR-033W2, VR-034, VR-035, VR-035W2, VR-036W1, VR-036W2, VR-037 and VR-037W1 (see table below). Favourable alteration and structural disruption, as well as elevated radioactivity ranging to weak mineralization were intersected in all of the remaining drill holes completed during the 2008 drilling program on the Centennial Deposit (DDH's VR-035W1, VR-035W3, VR-036 and VR-032RW2).

The Centennial Deposit has now been traced over a known 650 m of strike length and appears to remain open to both the north and the south. Follow-up wedge off-cuts suggest the deposit has a minimum across strike width ranging from 5 m to 27 m and is currently open to the east and west on most sections.

The Company has reached its carried interest amount of $10.0 million and is responsible for 2% of all future exploration expenditures.

Significant summary results from the Virgin River Drill Programs to date are as follows:

Drill Hole	From (m)	To (m)	True Thickness (m)	Maximum Grade (%U3O8)	Average Grade (%U3O8)	GT (m*%)
DDH VR-18	789.1	795.5	6.4	18.00	5.79	37.02
DDH VR-18W2	791.5	795.4	3.9	25.60	8.39	32.75
DDH VR-19	791.9	795.6	3.7	10.65	3.64	13.44
DDH VR-21W1	798.6	804.4	5.8	22.45	2.93	17.00
DDH VR-022	778.7	794.2	15.5	2.81	0.706	10.94
DDH VR-22W2	781.0	800.2	19.2	18.30	2.480	47.62
(includes)	788.8	794.1	5.3	18.30	5.352	28.37
DDH VR-024	820.3	827.5	7.2	6.72	2.630	18.94
(includes)	821.3	826.5	5.2	6.72	3.629	18.87
DDH VR-027	800.9	816.6	15.7	2.98	0.692	10.86
DDH VR-027W1	808.0	818.8	10.8	9.47	2.191	23.66
(includes)	811.8	818.1	6.3	9.47	3.188	20.08
DDH VR-027W2	805.7	819.9	14.2	51.900	9.329	132.46
(includes)	809.6	819.9	10.3	51.900	12.683	130.63
DDH VR-029	797.0	799.5	2.5	1.740	0.814	2.04
DDH VR-029W1	797.5	802.0	4.5	38.200	10.355	46.60
(includes)	798.0	802.0	4.0	38.200	11.569	46.28
DDH VR-031	788.7	804.5	15.8	9.89	0.90	14.2
DDH VR-031W1	790.9	808.7	17.8	35.45	7.62	135.6
(includes)	790.9	801.0	10.1	35.45	9.64	97.3
DDH VR-032R	804.4	817.0	12.6	2.21	0.78	9.8
(includes)	809.0	815.0	6.0	2.21	1.29	7.8
DDH VR-032RW1	802.9	821.0	18.1	3.07	1.00	18.1
DDH VR-032RW2	803.2	815.7	12.5	2.11	0.28	3.5
DDH VR-033	782.0	793.0	11.0	14.00	3.03	33.4
DDH VR-033W1	783.4	801.3	17.9	66.85	7.51	134.5
(includes)	790.0	801.3	11.3	66.85	11.58	130.9
DDH VR-033W2	792.0	801.6	9.6	11.05	3.57	34.3
(includes)	793.5	801.6	8.1	11.05	4.17	33.8
DDH VR-034	789.6	800.9	11.3	15.58	2.14	24.2
(includes)	798.4	800.9	2.5	15.58	7.73	19.3
DDH VR-035	802.8	808.8	6.0	11.38	1.97	11.8
DDH VR-035W2	817.5	819.6	2.1	6.32	2.55	5.4
DDH VR-035W3	802.9	806.8	3.9	4.74	1.01	3.9
DDH VR-036W1	820.8	843.3	22.5	8.43	1.30	29.3
(includes)	837.9	842.4	4.5	7.03	3.12	14.1
DDH VR-036W2	829.9	850.6	20.7	18.90	3.33	69.0
(includes)	839.6	849.1	9.5	18.90	6.59	62.6
DDH VR-037	798.5	801.4	2.9	13.65	4.02	11.6
DDH VR-037W1	788.6	794.2	5.6	15.90	4.61	25.8
(includes)	789.6	793.2	3.6	15.90	7.08	25.5

The 2008 drill programs were designed to follow up on the Centennial Zone mineralization first intersected during the 2004 program, test the zone's strike extent and grade, and evaluate the importance of a known graphitic conductor located to the east of the mineralization, known as the C conductor.

Drilling results indicate excellent uranium exploration potential is demonstrated in the Centennial Zone. Cameco, the project operator, has indicated they are exploring for a McArthur River style uranium deposit, and are very encouraged with results to date.

The Joint Venture approved a budget of $4.0 million for fiscal 2009 to continue exploration of the project, with approximately 30% being spent to date.

Planned exploration activities for the remainder of 2009 will consist of the continuation of the diamond drilling program on the Centennial Deposit at Wide Lake, Saskatchewan. A two drill program will continue to outline the width and extent of mineralization along the deposit concentrating on the highest grade portion of each fence. At least one 'pilot' hole will be dedicated to a target immediately adjacent to the deposit.

(m) Other Projects

The Company has varying other interests of up to 100% in certain mineral claims located in Idaho, Saskatchewan and Manitoba.

1.2.6 Outlook

In the coming year, the Company expects to focus first on arranging adequate mine financing. With financing secure it is expected that construction of the Idaho Cobalt Project mine will begin. The Company has completed a Bankable Feasibility Study and National Instrument 43-101 Technical Report for the Idaho Cobalt Project and has attained all required environmental permits. In addition, the Company continues to expand its operations to meet growing demand for refining services at its Sunshine Precious Metals Refinery. We will continue to seek opportunities to form additional exploration joint ventures in order to reduce shareholder risk. As a mineral exploration and development company, the future liquidity of the Company will be affected principally by the level of exploration and development expenditures and by its ability to raise capital in the equity markets. Pending commercial production from the ICP, the ability of the Company to effectively manage the mine and the hydrometallurgical complex will become the primary criterion for profitability. The Company's current cash position will not be sufficient to fund capitalization expenditures for the construction of the mine, mill and retrofitting of the hydrometallurgical complex.

During the most recently completed fiscal year the Company's share price attained its 52 week high of $0.78 in June 2008 and subsequently reacted negatively in response to the growing world financial crisis, the remand of the ROD in October and with fund and shareholder selling pressures it reached its 52 week low of $0.10 in November. Share prices began to recover in January 2009, and have since more than tripled to the high $0.30 - $0.40 range as at the writing of this report in response to the perceived strengthening financing markets and a series of positive news releases from the Company regarding the status of the environmental permits for the ICP, as well as continued positive drill results from the Virgin River Project.

Figure 1: Formation Capital Share Price, March 01, 2008– May 28, 2009


Historic Chart for Cdn:FCO by Stockwatch.com 604.687.1500 - (c) 2009
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Outlook for the Cobalt Market

Fiscal 2009 has been a very turbulent year for most metals prices including cobalt. High purity cobalt rose to nearly $52/lb in early 2008 and subsequently fell to approximately $17/lb where it bottomed by calendar year end. Recently cobalt prices have been recovering and at May 28, 2009 are trading at approximately $18/lb. The crisis in the financial markets has caused significant damage throughout the world but most analysts believe that the effects should only impact markets in the short to medium term. The mid to long term outlook for the cobalt market is expected to remain strong through 2012 and beyond with demand for all types of cobalt (including treatment of intermediates and recycled scrap) by some market participants projected to be 90,000 tonnes by 2010 and exceed 100,000 tonnes by 2012.

The Cobalt Development Institute (CDI) estimates, from companies that report to them, that consumption of refined cobalt production for 2008 was approximately 60,000 tonnes, however these estimates do not include production of refined cobalt from companies treating various cobalt-containing intermediate products and scrap who do not report their numbers to the CDI. There is significant potential new cobalt production that could come from the Democratic Republic of Congo (DRC) and various nickel laterite projects, however many of these projects have now been placed on hold. In addition, the bulk of this possible production will be in the form of mixed sulfide concentrate, impure cobalt chemicals and low-mid grade metal that will in many cases require additional processing.

Very little, if any, of this potential production is expected to be in the form of high purity cobalt metal. In recent years there has been significant cost pressure in the production of cobalt with CRU Strategies (UK) in past years projecting that "long run marginal costs" would soon be exceeding US$14/lb. Projected increased consumption is due primarily to growing demands in the aerospace, catalyst and rechargeable battery sectors. This is spurred on in large part, despite the world financial crisis, by the rapid modernization and GDP growth of China and India, utilization of new energy sources and new environmental considerations such as the widespread adoption of hybrid electric vehicles. Figure 2 below outlines cobalt consumption by end use for 2006.

Figure 2: Cobalt Consumption by End Use, 2008:


Other, 4%
Steel, 4%
Organics, 6%
Magnets, 7%
Catalysts, 9%
Pigments, 10%
Hardmetals, 14%
Superalloys, 19%
Batteries, 27%
Other
Steel
Organics
Magnets
Catalysts
Pigments
Hardmetals
Superalloys
Batteries

The United States remains the primary consumer of super alloy grade cobalt for the aerospace, land based turbine, rechargeable battery and prosthetic industries. Jet aircraft in the aerospace industry require high purity cobalt metal that is suitable for critical applications in the super alloy sector. Apart from US demand, China is projected, by major players in the aerospace industry, to require 2,600 new commercial jet aircraft worth over US$280 billion over the next 20 years while India is projected to require over 900 jets worth over US$100 billion during the same period. The same aerospace analysts state that global fleet development in 2006 was estimated to be 18,200 units. By 2026 an additional 28,600 new aircraft are expected to be required to replace aging fleet craft (10,400 aircraft) and keep up with new demand (18,600 aircraft). In late April 2009, Boeing's chief executive said that the current economic slump was an "aberration" that the plane maker would overcome. He told Boeing shareholders at the company's annual meeting "I believe the current downturn is an aberration, a once-in-a-lifetime storm". Earlier this year Boeing announced that they still have an aircraft manufacturer's backlog of more than 3,700 commercial airplanes.

Additional high purity cobalt units are expected to be required for the production of land based gas turbines to generate electricity from natural gas, coal bed methane and other sources. Demand for land based gas turbines (LBGTs) continues to grow despite the global slowdown according to a major U.S. producer of high performance alloys for LBGTs. They predict that global LBGT builds will rise to 1,550 units this year, an increase of approximately 19% from 2008, when around 1,300 of the massive turbines were built. They also predict approximately 1,650 LBGTs/year to be built by 2011-2012. Demand for the turbines is being driven by several factors, including the push for greater power generation capacity in emerging markets, environmental concerns, and growth in so-called micro-turbines as backup sources of power for hospitals and other institutions. Increased build rates are also driving growth in the maintenance, refitting and overhaul business.

In addition, the demand for cobalt in the rechargeable battery sector has grown between 13% and 26% over the last few years, due primarily to increasing demand for hybrid electric vehicles and rapidly expanding wireless technology growth in first and third world countries.

These factors, coupled with the lack of major new mine financings (due to the state of world financial markets, supply problems, and long lead times for new projects) mean that only a small fraction of previously predicted new cobalt production is expected to materialize in the next few years. Recent demands by more than 100 international and local Congolese NGO's for major changes to disadvantageous mining contracts in the DRC has been spearheaded by former U.K. Prime Minister the right honourable Anthony Blair. Their goal is not just to ensure higher national revenues, but also to address long-standing community concerns about environmental pollution and compensation for people displaced by mining operations. Additional pressure is being applied to address environmental protection and rehabilitation of land after mining, both things that have never before been considered in the DRC and many other parts of the world outside of the US. Future resource nationalization and royalty issues could also have an increasing effect on new potential production as almost half of the world's cobalt resources and reserves are in the DRC.

The long term average price of cobalt from 1980 to 2009, (in 2009 dollars) was US$22.93/lb. Management believes that this figure represents a conservative view of future cobalt prices. Potential for cobalt prices, especially high purity metal, to return to new highs is considered very good. For reference on historical and present cobalt prices see Figure 3.

Figure 3: Cobalt Price, US $/lb


Cobalt min 99.8% - aerospace application - By www.metal-pages.com
60.00
50.00
40.00
30.00
20.00
10.00
0.00
$/lb
Ask Price
Bid Price
02/01/2007 10/04/2007 17/07/2007 23/10/2007 05/02/2008 13/05/2008 19/08/2008 25/11/2008 10/03/2009
Date range

Source: www.metal-pages.com

High Purity Cobalt Market

Cobalt used for the production of super alloys for critical applications must be of the highest purity and must meet strict specification requirements in terms of chemical content. Such specifications relate not only to the level of purity but more importantly, impose strict maximum levels measured at the parts per million (ppm) levels for specific impurities and other trace elements.

The Company's technical staff and consultants utilizing various reliable industry sources project that the total amount of cobalt metal produced today is approximately 21,000 – 23,000 tonnes. Of this approximately 8,500 to 9,500 tonnes are suitable for super alloy applications. Of this number, only 5,600 tonnes are suitable for critical applications in the super alloy sector. The ICP is projected to produce approximately 1,525 tons annually (approximately 1,485 metric tonnes) of high purity cobalt metal, which represents just over one quarter of the existing high purity cobalt metal market. The super alloy market in 2007 is estimated by various industry experts to be around 13,000 tonnes. These figures indicate that a substantial shortfall exists for cobalt suitable for super alloy applications and is likely to continue into the future. This is the material the ICP is planning on producing. The US presently consumes almost 60% of all available super alloy cobalt, with the aerospace industry accounting for 75% of its use worldwide and land based turbines accounting for an additional 15% of world consumption (Figure 4). According to the US Geological Survey, the US currently produces no cobalt metal of any grade.

Figure 4: Consumption of Super Alloy Cobalt by Region and Industry


By Region
Others 7%
Asia 8%
Europe 27%
USA 58%


By Industry
Tools 2%
Oil & Gas 2%
Automotive 6%
Land-based Turbines 15%
Aerospace 75%

Source: Roskill

Vale and Xstrata account for over 90% of present production of high purity cobalt, with some industry analysts reporting that Glencore (controlling shareholder in Xstrata) now controls up to 40% of all global cobalt units (including all grades). Xstrata is reporting lower production quantities, likely due to reduced availability of feed, while consumption of high purity cobalt continues to increase.

Although there are various potential new entrants to the cobalt market, most will likely be supplying intermediate concentrate, impure cobalt chemicals or low-mid grade metal. There will be few, if any, high purity cobalt market entrants, aside from Formation Capital Corporation.

In addition, while the Company owns the Big Creek Hydrometallurgical Complex that in the future is expected to produce high purity cobalt metal, other potential producers would face constructing expensive new refineries with considerably greater risk than that of modifying an existing one. It is estimated that modifying an existing refinery is 1/3 to 1/2 the cost of building a new facility and in fact there are few, if any, existing refineries available for retrofitting. A new refinery would also face many potential commissioning problems including not meeting design capacity.

Factors Affecting New Production:

Many factors that can negatively affect new production and future production forecasts are generally related to the location of possible new mines and that location's geo-political situation, world financial markets, the rising cost of materials and increasingly stringent regulatory and environmental requirements.

These include:

- DRC mining contract reviews / changes
- New DRC value added policy
- Power problems in DRC
- Shortage of skilled manpower and specialized equipment
- Country risk and resources nationalization issues have increased
- China's new investments in DRC may have negative impact on western companies
- Significant new taxes and royalties being brought in or been suggested in many countries
- Credit market concerns
- U.S. weakening dollar and associated rise in other countries
- Capitalization cost increases to place new mines into production – leading to delay or cancellations
- Rapidly rising long run marginal industry costs
- Costs to permit and construct new refineries rising and few new refineries are planned
- Significant recent-past increases in freight, labor, acid costs
- Imports to China of raw cobalt ore and concentrates in 2006 of around 26,000 tonnes from less than 3,000 tonnes in 2001. This came mostly from the DRC and has now been banned by the DRC Government and needs to be replaced.
- Recent reports have total imports into China from the DRC as being down by 53%. Partly due to a lack of availability as many producers halted production because of low cobalt prices.
- Nickel market in surplus, even with numerous mines being shut down, more production of low nickel stainless steel (may impact rate of new high capital cost nickel laterite production)
- There are both technical and commercial barriers for supply of high purity cobalt for super alloy applications, especially critical applications
- Possible new social and environmental requirements with associated costs in third world countries to eventually match those in the US
- Usually requires vertical integration from mining to refining to produce high purity cobalt metal

Production

There have not been significant changes with regards to the global cobalt production profile over the last few years as production is mainly derived as a co-product of the mining and processing of copper and nickel ores, but advances in hydrometallurgical extraction techniques and improved prices have seen the development of more primary cobalt projects. The one exception being the vast amounts of raw cobalt units imported into China from the DRC, which are all based on cobalt economics and are now illegal.

The breakdown of refined cobalt production sources is as follows: Nickel Industry: 48%, Copper Industry & Other: 37% Primary Cobalt Operations: 15%

Recovery from secondary sources of cobalt can occur through the introduction of recycled material but this is only economic at cobalt prices significantly higher than today. Recent much higher cobalt prices meant that a lot of this type of recovery occurred and little stockpiled material remains. The final products can be cathodes, powders, oxides, salts or solutions.

The following table outlines CDI members published production figures from 2006 through 2008:

Cobalt Development Institute
Refined Cobalt Availability 2008 (tonnes)

Member Companies	2006	2007	2008
BHPB, Australia	1600	1800	1600
CTT, Morocco	1405	1591	1711
Eramet, France	256	305	311
Gecamines, DRC (1)	550	606	300
ICCI, Canada	3312	3573	3428
Norilsk, Russia	4759	3587	2502
OMG, Finland	8580	9100	8950
Sumitomo, Japan	920	1084	1071
Umicore, Belgium (2)	2840	2825	3020
Vale/Inco, Canada	1711	2033	2200
Xstrata, (Norway)	4927	3939	3719
Zambia (3)	3227	2635	2591
Total	**34087**	**33078**	**31403**
Non-Member Companies			
Bulong	0	0	0
China (4)	12700	13245	18239
India (5)	1184	980	858
Kasese, Uganda	674	698	663
Minara, Australia (Murrin Murrin	2096	1884	2018
Mopani Copper, Zambia (6)	1438	1700	1250
South Africa (7)	257	307	250
Votorantim, Brazil	902	1148	994
Total	**19251**	**19962**	**24272**
Other Sources of Supply			
DLA Deliveries	294	617	203
Total	**294**	**617**	**203**
Total Supply	**53632**	**53657**	**55878**

Note:

1 Estimate for second half 08
2 Includes Umicore's global refined production
3 Chambishi Metals plc Zambia
4 Excludes Umicore refined production in China
5 Includes estimate for part of 2nd half 08 production
6 Est. for 2008. NB 2007 figure adjusted fm earlier est. of 1800 mt
7 Estimate includes actual production to Nov 08 (230 mt)

According to the CDI (2008) - in the past 7 years refined cobalt production had been growing at an average rate of 2,725 tpy and in the past 4 years this has increased to an average of 3,230 tpy, mainly as a result of the phenomenal increase in Chinese output since 2003. China has mostly utilized raw ore and intermediate materials imported from the DRC. This increasing output went mainly into satisfying a huge increase in Chinese demand as that market moved into industrial overdrive. From 2000 to 2006 China managed to increase its own production of refined, lower grade, cobalt ten-fold from 1,200 tonnes to 12,700 tonnes. During 2007 and 2008 China's production increased to 18,239 tonnes, largely through the import of raw ore material from DRC. China has a large capacity to produce lower grade refined cobalt, but lacks the raw material supply. It also produces very limited amounts of higher purity cobalt materials. With changes in the DRC, China will need to replace most if not all of this raw ore with intermediates and impure chemical products much of which is expected to eventually also come from the DRC when new mines get built. Any upheaval in the DRC could likely have a devastating impact on China's ability to source the cobalt units that they require.

At the same time there has also been a continuous rundown in strategic stockpiles over the years, to the extent that the US Defense Logistics Agency (DLA) now has far less than 1,000 tonnes of cobalt stockpiled . Whatever might exist in the Russian stockpile, there is certainly considerably less than there was. Little if any cobalt is apparent in other stockpiles. Couple this with the restriction on the export of unprocessed raw material from the DRC and Norilsk's agreement to sell their cobalt units to OMG Group and it is understandable why cobalt prices are predicted to increase.

Recent strikes, technical problems, and announced shut downs at mines in DRC, Zambia, Australia, Canada and elsewhere, combined with problems at Xstrata's refinery in Norway, all impact current cobalt production. Decreased nickel mining activity around the world, decreased copper mining in Zambia and DRC and reduced processing of raw ore cobalt material in China is expected to result in significantly less cobalt being available in 2009 and may lead to shortages later in the year and in future years. In June of 2007, imports from DRC were down about 28% compared with the same period in 2006. It is unlikely that China will be able to utilize limited raw material stocks for an extended period so production of refined cobalt in this market is likely to be reduced in 2009. Many industry experts predict that the cobalt business in China will likely undergo a major rationalization process.

Consumption:

Cobalt demand has grown at a compound annual rate of about 6.6% for the past 10 years (according to the CRU) and at significantly higher rates in the more recent years as a result of the increased demand for chemicals in China, mainly for rechargeable batteries. According to Roskills (2007), the growth in battery consumption was 26%, catalyst consumption increased by 13% and magnets by 2%, almost exclusively driven by China. A significant increase in the production of batteries for hybrid electric vehicles is presently predicted because of new environmental concerns and the recent high cost of gasoline. Much uncertainty exists as to what battery system will ultimately win out for mass production of hybrid and plug in electric vehicles, however, many systems require a significant component of cobalt. Several new potential applications may also increase cobalt consumption.

Superalloy consumption remains strong as a result of increasing demand for passenger airliners, defense procurement and turbines for gas fired power stations. The US remains the largest market for superalloys, accounting for approximately 60% of that sector's consumption.

The use of cobalt in catalysts is becoming more important and growing where it has uses in industrial applications for textiles. In addition, the increased use of cobalt in the oil industry as a catalyst for refining and hydro-treating and in Gas to Liquid ("GTL") and possibly Coal to Liquid ("CTL") projects is becoming increasingly more important.

2008 and Beyond:

The published production predictions do not take into account the practical implications of what can be achieved, considering the factors, outlined earlier, that affect future production. A few proposed projects will proceed as planned and predicted, while many others may fall victim to escalating costs, lack of financing, lack of infrastructure and other concerns that will delay or postpone them indefinitely.

In addition, unpublished consumption, for example China's previous consumption of heterogenite ore from the DRC, which has since been significantly curtailed by recent DRC government legislation and lower cobalt prices, also adds to market imbalance.

Future Demand:

Cobalt demand has been growing at a compound rate of some 6.6% since 1996 and looking ahead there may be some industrial slow down, but continued growth is expected. Figure 5 below outlines demand expectation for cobalt.

Figure 5: Expected cobalt consumption versus production through 2012


120000
100000
80000
60000
40000
20000
0
2005
2006
2007
2008
2009
2010
2011
2012
Consumption
Production

(after DeBeer, 2005, 2007)

Chemicals:

Strong demand is anticipated for rechargeable batteries, for wireless devices and hybrid and electric vehicles, as environmental standards grow more stringent. A 12% growth forecast is predicted by industry analysts, largely driven by China and other Asia growing economies.

Superalloys:

There is strong demand for civilian and military aircraft together with firm demand for gas turbines for electrical power generation. There is also an increase in demand for diesel, turbo, and supercharged engines. A growth of about 5% per year is likely in this sector according to the CDI.

Similar growth is expected in other sectors such as hardmetals, magnets, pigments, catalysts in the oil industry, driers, soaps and tire adhesives. In addition, the development of GTL/CTL projects could add significant demand to cobalt production over the next several years.

Future Production:

In spite of recent world financial instability and related slowdown, there is a positive mid and longer term outlook for cobalt demand across the end-use spectrum, and continued growth is expected to be seen particularly in batteries, catalysts, super alloys and magnets as China and India continue their industrial development. Current refined production tracked by the CDI is about 55,878 tonnes, and CDI forecasts a rate of consumption that could reach 65,000 tonnes in the next 3 or 4 years.

These figures do not include production of refined cobalt from companies treating various cobalt containing intermediate products and scrap or those who do not report their numbers. It is apparent from using either industry analyst or CDI figures that a significant forecast shortfall is likely to occur and needs to be made up with new production. As more projects get shelved this problem may be greatly increased.

The bulk of potential new production has been predicted to come from a number of projects in the DRC. Most of this production has now been pushed out from the years previously predicted and is now not expected to be available until late 2011 or 2012 or later. This potential production will only materialize if the DRC can maintain stability, copper prices are attractive, cobalt prices improve and the massive amounts of mine finance required can be secured.

The CDI last year reported that Vale's nickel projects of Goro in New Caledonia and Onca Puma in Brazil were slated to begin their nickel production by the end of 2008/2009. Both these projects have been delayed. Vale's Vermelho nickel/cobalt project in Brazil is into the implementation phase and could produce some cobalt when operational but it has also been delayed according to some reports. In addition, Cuba has announced that they will move ahead, with the help of Venezuela, to build a ferro-nickel plant. This facility would produce significant amounts of nickel but no cobalt.
According to the CDI the Americas may contribute approximately 15%, and Australasia and Asia are forecast to provide around 5% of the projected new production.

Of all the new projects, Africa could contribute by far the largest proportion of cobalt production, about 65%, mainly from the DRC. Thus, as previously discussed, the bulk of possible future production should be the most heavily discounted and this adds great uncertainty to future production estimates.

Conclusion

Cobalt consumption has undergone a long period of sustained growth since the beginning of the new millennium and this growth appears set to continue. However, given the continuing robust demand and that the availability of raw material may be constrained before projects come on stream, it is possible that there could be a period of volatility apparent in the market during the short-term. Cobalt has been impacted with the recent world financial crisis but appears to have bottomed and is expected to recover in future months.

The long term average price of cobalt from 1980 to 2009, (in 2009 dollars) was US$22.93/lb. Management believes that this figure represents a conservative view of future cobalt prices. Potential for cobalt prices, especially high purity metal, to return to new highs is considered to be very probable.

With increasing external costs associated with mining, such as energy, labor (including availability and skills), structural material costs, increased borrowing costs etc, together with extended lead times for critical parts and equipment, it is highly likely that many capital and operating costs will still need to be revised upward in the future, projects will take longer to bring on stream and marginal costs of production could well increase in the future. Resource nationalism issues and threatened new royalties from many different cobalt producing countries may also have significant impact on future developments. Implementation of western environmental standards, bonding and mine rehabilitation would impose significant new costs in many third world countries. These protections are controls that responsible consumers should insist upon in order to bring an end to the poor practices and destruction caused in the past and that which is still commonly occurring at operations outside the US.

The medium term outlook for the cobalt market remains positive and provided that global industrial development starts to recover and then maintains its historical growth momentum (largely influenced by China/Asia), then the longer term outlook for the cobalt market would appear favorable. Many potential new environmental applications for cobalt could also significantly increase cobalt consumption in the developed world.

The Company believes that the development of the Idaho Cobalt Project is well timed to capitalize on the growing demand for cobalt, in particular high purity metal. Being located in the United States provides close proximity to customers, cost effective access to resources and stable operating standards.

1.3 Selected Annual Information

The Company's results of operations, financial position and sources and uses of cash in the current and future periods reflect management's focus on the following key areas:

- Capital Allocation – Capital spending has been, and will continue to be directed toward the creation of an integrated mining, production, refining and marketing operation to service the precious metals refining industry and the world's growing cobalt market.
- Raising Capital – The financial statements reflect the emphasis of management on sourcing the cash resources to fund our operating and investing activities and to eliminate debt.

In Management's view, given the nature of the Company's business and stage of development, the most meaningful financial information concerning the Company relates to its current liquidity and capital resources. The following is a summary of the results of the Company's operations and activities for its last completed financial periods.
Selected Annual Information:

	2009	%	2008	%	2007
Revenues	$ 9,463,302	26%	$ 7,483,870	-1%	$ 7,584,650
Cost of revenue	(9,993,839)	61%	(6,208,738)	-7%	(6,660,326)
Margin	(530,537)	-142%	1,275,132	38%	924,324
Stock based compensation	$ 120,049	-96%	$ 2,867,123	383%	$ 593,500
Foreign Exchange loss (gain)	(1,692,045)	-319%	772,284	-547%	(172,795)
Depreciation	418,417	8%	387,425	-29%	542,725
All other General & Admin expenses	2,386,153	56%	1,526,444	21%	1,260,139
Net income (loss)	$ (1,763,111)	-52%	$ (3,691,579)	-203%	$ 3,573,870
Basic and diluted earnings (loss) per share	(0.01)		(0.02)		0.02
[redacted]					
Total assets	$ 71,560,350		$ 72,518,083		$ 51,267,274
Total liabilities	$ 2,798,037		$ 2,574,708		$ 1,053,083
Cash dividends declared per-share for each class of share	nil		nil		nil

1.4 Results of Operations

Financial Results of Operations February 28, 2009 and February 29, 2008

Net consolidated loss in fiscal 2009 was $1,763,111 or ($0.01) per share compared with a loss of $3,691,579 or ($0.02) per share in fiscal 2008. The reduced loss in fiscal 2009 was primarily a result of decreased stock-based compensation charges to $120,049 compared to $2,867,123 in fiscal 2008. The 2008 stock based compensation charge was as a result of a large issuance of stock options which vested upon grant. In addition, in fiscal 2009 the Company recorded a foreign exchange gain of $1,692,045 compared to a foreign exchange loss in 2008 of $772,284 as a result of the relative strengthening of the US dollar compared to the Canadian dollar in fiscal 2009. Offsetting these were $881,646 of financing costs that were expensed as a result of postponing the Company's financing associated with the ICP project, $348,535 of mineral property write-downs associated with the Minera Terranova properties and $1,685,449 associated with inventory mark downs to net recoverable value resulting from declining silver prices in the quarters ended August 31, 2008 and November 30, 2008.

Revenue, in fiscal 2009, which consists entirely of refinery sales at the Company's Sunshine Precious Metals Refinery located in the United States was $9,463,302 compared to $7,483,870 in fiscal 2008. Gross revenue and cost of sales reflect an average foreign exchange increase of 5.7% associated with the relative strengthening of the US dollar compared to the Canadian dollar in fiscal 2009 compared to fiscal 2008.

The refinery operations currently generate revenue from either toll material or purchased material. The Company's objective is to principally generate revenue from toll material; however, given the value of the precious metals being refined, credit conditions sometimes required the Company to purchase the material from customers. Toll material fees vary by customer and can consist of straight fees and/or "retainage", (the retention of some of the refined product). Purchased material generally has a similar value attributed to the refining process as toll but requires the recognition of the sale at the gross value in accordance with generally accepted accounting principles. The Company enters into forward sale contracts in those situations where it does purchase material to eliminate exposure to silver and gold price fluctuations.

The Company recognized $545,929 of revenue from toll material refining fees in fiscal 2009 compared to $604,919 of revenue from toll material refining fees in fiscal 2008. The 9.7% decrease in revenue in fiscal 2009 was a result of a decrease in receipts of pre-1965 silver US coins, the supply of which is very price dependant. Refining fees remained generally consistent between fiscal 2009 and fiscal 2008.

The Company recognized $7,627,191 of revenue from the sale of 576,663 troy ounces of silver purchased materials at an average selling price of $13.23 per troy ounce during fiscal 2009 along with $1,182,603 from gold refining and sales of $107,580 in copper sulfate compared to $6,878,951 of revenue from the sale of 382,245 troy ounces of purchased materials at an average selling price of $18.00 per troy ounce that it refined during fiscal 2008. The average selling price per troy ounce of silver declined over the year but revenues were up as a result of increased volume. The Company recognized $107,579 of other by-product revenues comprising mostly Copper Sulfate sales.

Cost of refinery revenues in fiscal 2009 were $9,993,839, a relative increase of 35% compared to $6,208,738 in fiscal 2008. Cost of Revenues consist of cost of goods sold out of inventory at the previous months average cost per ounce, other direct operating costs, allocated overheads and inventory write downs to market. The operating margin was $(530,537) in fiscal 2009 as compared to a margin of $1,275,132 for fiscal 2008. This increase in cost of refinery revenues was primarily a result of a $1,685,449 inventory write down in the second and third quarters associated with the decline in the market value of silver. Net operating margins are expected to continue to increase as the refinery continues to expand and optimize operations.

Stock based compensation in fiscal 2009 was $120,049 compared to $2,867,123 in fiscal 2008. The decrease in this non cash charge in fiscal 2009 was a result of a nominal number of option grants as well as the use of vesting stock options whereas in 2008 the Company granted 8,870,000 stock options to attract and retain new senior operations management, directors, officers, employees and consultants in anticipation of progressing with the ICP which vested immediately.

Foreign exchange (loss) gain in fiscal 2009 was $1,692,045 as compared to a loss of ($772,284) in fiscal 2008. This fluctuation related to the strengthening US dollar versus the Canadian dollar over the year.

Depreciation for fiscal 2009 was up 8.0% to $418,417 from $387,425 in fiscal 2008 mainly as a result of increased equipment purchases in the first and second quarters of fiscal 2009 associated with the development of the ICP project.

Other general and administrative expenses in fiscal 2009 totaled $2,141,098 which represents a 40% increase from fiscal 2008 of $1,526,444. This increase is primarily a result of expensing $867,937 of deferred financing costs associated with postponing the ICP financing. Administration costs were down by $187,935 as a result of salary reductions of up to 30% to preserve company resources until such time as the ICP is permitted and financed. Office expenses were up to $293,238 compared to $276,827 in fiscal 2008 as a result of additional staff being hired. Accounting and audit fees were down to $270,688 in 2009 compared to $323,932 in 2008 as a result of less tax planning work performed and lower salaries in 2009. Legal fees increased to $151,230 in 2009 from $94,501 in 2008 as a result of additional legal work for the Annual Information Form and revisions to the Company's Management Discussion and Analysis. Shareholder information increased to $116,767 in 2009 compared to $96,639 in 2008 as a result of hiring additional staff to assist with investor relations.

Advertising and promotion decreased to $51,416 in 2009 compared to $136,531 in 2008 as a result of decreased travel associated with investor promotion. Listing and filing fees were up notionally to $44,286 in 2009 compared to $35,459 in 2008 as a result of increased filing fees. Travel costs were down to $10,575 in 2009 compared to $40,755 in 2008 as a result of fewer trips for board and executive meetings. The Company implemented cost reduction measures over the last six months to weather the economic downturn and to preserve company resources.

Write-down of mineral property for fiscal 2009 was $348,535 compared to nil for fiscal 2008 as management determined that the El Milagro property was impaired and, as such, a write-down for financial statement purposes was required.

Other income for fiscal 2009 was $158,480 compared to $632,723 in fiscal 2008 and was comprised mostly of interest income. The reduction was a result of lower cash balances in fiscal 2009 compared to 2008.

There were no dividends declared in fiscal 2009.

Financial Results of Operations February 29, 2008 and February 28, 2007

Net consolidated (loss) income in fiscal 2008 was ($3,691,579) or ($0.02) per share compared with income of $3,573,870 or $0.02 per share in fiscal 2007.The primary reason for the fiscal 2008 loss was the non-cash stock-based compensation charge of $2,867,123 and foreign exchange loss of $772,284, offset by operating margins from the refinery of $1,275,132 compared to a $593,500 stock based compensation charge offset by a foreign exchange gain of $172,795 and operating margins from the refinery of $924,324 for fiscal 2007. In addition, in fiscal 2007 the Company recorded a gain on the sale of a tailings facility owned by EMC. The carrying value of the tailings facility included land and equipment costs of US$134,490 and US$135,206 respectively which, along with associated legal fees of US$28,518 resulted in a net gain on the sale of US$4,201,766 (CAD$4,780,371).

The tailings facility was only one of the facilities that form a part of the Big Creek Hydrometallurgical Complex which the Company purchased in 2002. EMC operations include the Sunshine Precious Metals Refinery, the SX-EW copper plant, the hydrometallurgical plant, the concentrate loading and unloading facility and the associated land package and buildings. The Company is retrofitting the hydrometallurgical complex in conjunction with the development of its Idaho Cobalt Project in order to process the cobalt-copper-gold concentrate expected to be produced from the ICP into high purity base and precious metal end product.

Revenue, in fiscal 2008, which consists entirely of refinery sales at the Company's Sunshine Precious Metals Refinery was $7,483,870 compared to $7,584,650 in fiscal 2007. Gross revenue and cost of sales reflect an average foreign exchange decrease of 8.06% associated with the relative decline of the US dollar compared to the Canadian dollar in fiscal 2008 compared to fiscal 2007.

The refinery operations currently generate revenue from either toll material or purchased material. The Company's objective is to principally generate revenue from toll material; however, given the value of the precious metals being refined, credit conditions sometimes required the Company to purchase the material from customers. Toll material fees vary by customer and can consist of straight fees and/or "retainage", (the retention of some of the refined product). Purchased material generally has a similar value attributed to the refining process as toll but requires the recognition of the sale at the gross value in accordance with generally accepted accounting principles. The Company enters into forward sale contracts in those situations where it does purchase material to eliminate exposure to silver and gold price fluctuations.

The Company recognized $604,919 of revenue from toll material refining fees in fiscal 2008 compared to $423,238 of revenue from toll material refining fees in fiscal 2007. The 43% increase in revenue in fiscal 2008 was a result of increased shipments from a new contract for silver refining. Refining fees remained generally consistent between fiscal 2008 compared to fiscal 2007.

The Company recognized $6,878,951 of revenue from the sale of 382,245 troy ounces of silver purchased materials at an average selling price of $18.00 per troy ounce during fiscal 2008 compared to $7,161,412 of revenue from the sale of 374,331 troy ounces of purchased materials at an average selling price of $19.13 per troy ounce that it refined during fiscal 2007. The average selling price per troy ounce of silver remained relatively consistent but revenues reflect an 8.06% decrease in the US to Canadian dollar exchange rate.

Cost of refinery revenues in fiscal 2008 were $6,208,738, a decrease of 6.7% compared to $6,660,326 in fiscal 2007. Cost of Revenues consist of cost of goods sold out of inventory at the previous months average cost per ounce, other direct operating costs and allocated overheads. The operating margin was $1,275,132 in fiscal 2008 as compared to a margin of $924,324 for fiscal 2007. This improvement is a result of increased refining throughput offset by the addition of six personnel. Net operating margins are expected to increase as the refinery continues to expand and optimize operations.

Stock based compensation in fiscal 2008 was $2,867,123 compared to $593,500 in fiscal 2007. The increase in this non cash charge in fiscal 2008 was a result of granting 8,870,000 stock options to attract and retain new senior operations management, directors, officers, employees and consultants as compared to 2,990,000 stock options granted in fiscal 2007.

Foreign exchange (loss) gain in fiscal 2008 was ($772,284) as compared to a gain of $172,795 in fiscal 2007. This fluctuation related to the strengthening Canadian dollar versus the US dollar over the period.

Depreciation for fiscal 2008 was down 29% to $387,425 from $542,725 in fiscal 2007 mainly as a result of the relative decline in capital purchasing at the refinery in fiscal 2008 in comparison to fiscal 2007, the disposal of the tailings facility in fiscal 2007 and the use of the declining balance depreciation policy.

Other general and administrative expenses in fiscal 2008 totaled $1,526,444 which represents a 21% increase from fiscal 2007 of $1,260,139. This increase of $266,305 consisted primarily of accounting and audit expense increases of $89,367 during the year as a result of increased audit fees, outside consulting services and increased staffing costs. The Company's administration expenses increased by $101,193 during the year primarily as a result of refinery administration and increased staffing costs of administrative personnel. The Company's office expenses increased by $62,949 during the year as a result of staff increases for office personnel and increased activities associated with the Idaho Cobalt Project.

The Company's advertising and promotion expenses increased by $53,084 as a result of increased investor trade show attendance, engaging a newsletter writer, expanding analyst coverage and the placement of ads in radio and print. The Company's management fees increased by $25,881 as a result of increased director's and officer's travel expense for corporate meetings.

Other income for fiscal 2008 was $632,723 and was comprised mostly of interest income with significantly higher cash balances in fiscal 2008. In fiscal 2007, other income was comprised of interest income of $92,744 and also $4,780,371 relating to the sale of its tailings facility. EMC sold the tailings facility for a total of US$4.5 million cash and was conveyed a neighboring 16 acre land parcel well suited for EMC's future needs. The carrying value of the tailings facility included land and equipment costs of US$134,490 and US$135,206 respectively which, along with associated legal fees of US$28,518, resulted in a net gain on the sale of US$4,201,766 (CAD$4,780,371).

There were no dividends declared in fiscal 2008.

1.5 Summary of Quarterly Results

Financial Information in thousands (000's) (except per share information)

For the quarter ended 2009/2008	February 28	November 30	August 31	May 31
Revenues	2,425	533	1,177	5,328
Cost of revenue	(2,254)	(1,487)	(1,742)	(4,511)
Margin	171	(954)	(565)	817
Stock based compensation	(70)	(15)	(26)	(9)
Foreign exchange (loss) gain	186	974	528	4
Depreciation	(109)	(108)	(102)	(99)
All other G&A expenses	(464)	(1,029)	(330)	(357)
Mineral property write-down	(349)	0	0	0
Other income	(19)	31	61	85
Net income (loss)	(669)	(1,101)	(434)	441
Loss per share	(0.00)	(0.01)	(0.00)	0.00
Total assets	71,560	73,452	72,686	73,261
Total liabilities	(2,798)	(4,413)	(2,560)	(2,792)

For the quarter ended 2008/2007	February 29	November 30	August 31	May 31
Revenues	4,922	1,994	397	171
Cost of revenue	(3,903)	(1,702)	(427)	(177)
Margin	1,019	292	(30)	(6)
Stock based compensation	(177)	(907)	(1,783)	0
Foreign exchange (loss) gain	(108)	(273)	(70)	(321)
Depreciation	(101)	(103)	(94)	(89)
All other G&A expenses	(509)	(390)	(306)	(322)
Other income	105	214	235	79
Net income (loss)	183	(1,167)	(2,049)	(659)
Loss per share	(0.00)	(0.01)	(0.01)	(0.00)
Total assets	72,518	72,073	71,271	70,975
Total liabilities	(2,575)	(2,742)	(1,817)	(1,284)

Quarterly variations are not generally seasonal but are conditional on property development activities and refining operations. The Company's refining feed comes from a variety of different sources including recycled coins as well as doré. Company refining operations run year round. Quarterly revenue and cost of sale variations are subject to the market demand for refining services and have fluctuated significantly over the last eight quarters as the Company has expanded its refining operations during this time. In addition, the quarterly revenue and cost of sales have varied significantly depending on whether the refining services were rendered on metal inventory that the Company took ownership of (purchased), or refining services rendered on behalf of third parties (tolled).

Other significant quarterly variances recognized by the Company include stock based compensation which results in large one time expense recognition in the quarters in which the options are granted fully vested. Significant foreign exchange fluctuations can also result in material quarterly fluctuations. The remaining expense items have generally been consistent from quarter to quarter with a general increasing trend, as refining operations have expanded. Quarterly results are anticipated to increase going forward as the Company begins development of the Idaho Cobalt Project. The pace of property development on the Idaho Cobalt Project will be subject to weather conditions.

For the quarters ended August 31, 2008 and November 30, 2008 the Company took inventory provisions associated with the drop in the price of silver. Also during the quarter ended November 30, 2008 the Company expensed deferred financing costs associated with the ICP project financing which was postponed as a result of the economic downturn and delays in the permitting of the ICP property. Foreign exchange fluctuations were significantly higher with the relative recovery of the US$ compared to the Canadian$ during the year.

1.6 Liquidity

February 28, 2009 and February 29, 2008

The Company's working capital as at February 28, 2009 was $1,559,588 compared with $16,296,634 at February 29, 2008. The decrease during the year was a result of continued mineral property expenditures of $6,205,341, property, plant and equipment purchases of $3,423,992 primarily associated with preparing for development of the ICP, and $4,540,032 of equipment deposits. Net cash outflows from operations were $2,656,141.

During fiscal 2009 the Company received proceeds of $462,000 on the exercise of warrants and options as well as a small private placement financing. The Company was planning on completing a larger financing in anticipation of the permitting of the ICP but this was postponed as a result of the economic downturn and delays in permitting.

For fiscal 2009 the Idaho Cobalt Project expenditures were $6,174,424 compared to $9,673,601 expended during fiscal 2008. These expenditures are expected to increase once the ICP mine is financed and construction commences. Purchases of property, plant and equipment were $3,423,992 during fiscal 2009 compared to $790,435 during fiscal 2008 with the increase attributable to capital equipment upgrades at the Hydrometallurgical Complex of $1,688,428 and $1,643,170 of plant and equipment purchases at the mine and mill including concentrator and crusher buildings, flotation cells, concentrator scales, cyclopac, main transformer and bridge crane.

Precious metal inventory was $2,154,417 at February 28, 2009 compared to $5,035,741 at February 29, 2008 and consists of silver and gold held either at the Sunshine Refinery or in pooling accounts with financial institutions, which allow the Company to purchase precious metals without actually taking delivery. The decrease was a result of inventory write downs during the year associated with the decrease in the market price of silver below the Company's carrying costs.

The prepaid expenses and deposits were down to $73,249 at February 28, 2009 compared to $298,199 at February 29, 2008 with 2008 including the new furnace pac deposit for Essential Metals Corporation®.

Accounts payable and accrued liabilities were $2,686,879 at February 28, 2009 compared to $2,528,550 at February 28, 2008 as a result of the lengthening of credit terms with suppliers as a result of delays in the Company's anticipated ICP permitting and financing.

The Company's future profitability and cash flows are significantly dependent on the approval, financing, development and operation of the Idaho Cobalt Project. The total estimated cost to construct and commission both the mine / concentrator and the cobalt production facility as per the July 2007 feasibility study was US$138.7 million. This total amount consists of approximately US$13,175,208 for mine development and equipment, US$61,839,901 for the concentrator and concentrator infrastructure, US$63,687,968 for the hydrometallurgical plant which includes mechanical and electrical equipment, construction materials, labor and labor supervision, and contracted direct and indirect costs for these facilities. There has been in excess of $12 million in costs incurred to date for engineering services and deposits on equipment. Management is currently undergoing an engineering cost study to determine the remaining costs to construct and commission both the mine /concentrator and cobalt production facility. Total bonding requirements will be negotiated with the agencies as the Record of Decision gets implemented.

The Company will need external financing to complete this project which may include debt in the form of senior debt, bonds or equipment financing, equity, revenue bonds, off take agreements or potential strategic investors as partners as well as other means that may come available and are suitable to assist in development of the ICP.

February 29, 2008 and February 28, 2007

The Company's working capital as at February 29, 2008 was $16,296,634 compared with $7,975,630 at February 28, 2007. The increase is mainly attributed to the issuance of 26,666,666 units, comprised of one common share and one-half of one transferable share purchase warrant entitling the holder to purchase one additional common share of the Company at a price of $1.00 per share until November 17, 2008, subject to the Company's right to accelerate the expiry date, for gross proceeds of $20,000,000. The Company also issued 250,000 units comprised of one common flow through share and one half of one non transferable share purchase warrant entitling the holder to purchase one additional share at a price of $0.75 per share until June 18, 2009 for gross proceeds of $150,000.

The exercise of share purchase warrants and stock options also added to the working capital, which was offset by spending on the permitting and feasibility for the Idaho Cobalt project.

During fiscal 2008 the Company also received $1,490,142 on the exercise of 3,721,555 share purchase warrants and issued 1,640,306 common shares for gross proceeds of $504,800 on the exercise of stock options.

Mineral property cash expenditures, net of associated payables for the year ended February 29, 2008 were $9,138,571 compared to $4,565,396 during the year ended February 28, 2007 representing an increase of $4,573,175.

For fiscal 2008 the Idaho Cobalt Project expenditures were $9,673,601 a significant increase from $4,680,917 expended during fiscal 2007. Expenditures on property, plant and equipment were $790,435 during fiscal 2008 compared to $262,725 during fiscal 2007 with the increase attributable to the purchase of a building and land for a staging area in Salmon, Idaho and upgrades at the Big Creek Hydrometallurgical Complex.

Precious metal inventory was $5,035,741 at February 29, 2008 compared to $3,087,744 at February 28, 2007 and consists of silver and gold held either at the Big Creek Hydrometallurgical Complex or in pooling accounts with financial institutions, which allow the Company to purchase precious metals without actually taking delivery.

The prepaid expenses and deposits were significantly higher at February 29, 2008 compared to February 28, 2007 with EIS contractors and mine equipment manufacturers holding deposits.

Accounts payable are significantly higher commensurate with Company activity that included ongoing permitting activities and increased engineering for the concentrator and production facility.

The $86,855 in accounts receivable is comprised of interest receivable from short term bank deposits, refundable goods and services tax and vendor receivables for metals shipped for further refining subsequently received.

Contractual Commitments

The Company has certain contractual commitments related to the Idaho Cobalt Project totaling $435,577 and, in addition, pursuant to management employment agreements, the Company may be obligated to pay up to $2,516,630 under certain circumstances if certain of those agreements are terminated.

In addition, certain contractual obligations are due within the next four years relating to the office lease and equipment along with the writing of the environmental impact statement and construction commitments for the Idaho Cobalt Project.

The contractual commitments for each of the next five years are included as follows:

Year ended February 28,	Purchase Commitments	Leases	Executive Compensation
2010	435,577	104,875	596,517
2011	-	113,830	596,517
2012	-	112,473	596,517
2013	-	111,606	469,017
2014	-	111,606	258,060
	435,577	**554,390**	**2,516,630**

1.7 Capital Resources

The Company's working capital as at February 28, 2009 was $1,559,588 compared with $16,296,634 at February 29, 2008. The Company has no long term debt.

The Company's capital resource requirements are dependent on the exploration, development, feasibility and permitting stages of its respective properties.

The Company has contractual commitments related to the Idaho Cobalt Project totaling $435,577. Total estimated cost to construct and commission both the mine / concentrator and the cobalt production facility as per the feasibility study was US$138.7 million.

This total amount consists of approximately US$13,175,208 for mine development and equipment, US$61,839,901 for the concentrator and concentrator infrastructure, US$63,687,968 for the hydrometallurgical plant which includes mechanical and electrical equipment, construction materials, labor and labor supervision, and contracted direct and indirect costs for these facilities. There has been in excess of $12 million in costs incurred to date for engineering services and deposits on equipment. Management is currently undergoing an engineering cost study to determine the remaining costs to construct and commission both the mine /concentrator and cobalt production facility. Total bonding requirements will be negotiated with the agencies as the Record of Decision gets implemented.

The Company is in the process of evaluating various financing opportunities available to complete the development of the Idaho Cobalt Project through to production.

1.8 Off-Balance Sheet Arrangements

None.

1.9 Transactions With Related Parties

None.

1.10 Fourth Quarter

The consolidated loss for the quarter ended February 28, 2009 was $669,438 or $(0.00) per share compared with income of $183,939 or $0.00 per share for the quarter ended February 29, 2008. The loss for the quarter ended February 28, 2009 consists of net operating margin from the Sunshine Precious Metals Refinery of $170,979 and interest income of $14,787 less expenses principally consisting of general and administrative cost of $894,497 compared with the quarter ended February 29, 2008 which had a net operating margin from the Sunshine Precious Metals Refinery of $910,002 and general and administration costs of $860,596 offset by other income of $4,456,566 which included the sale of the tailings facility.

Revenues for the quarter ended February 28, 2009 were $2,425,099 compared to $4,922,357 in the quarter ended February 29, 2008, which consist entirely of refinery sales at the Company's Sunshine Precious Metals Refinery. The decrease in sales was a result of a decrease in the volume of refined material processed in the fourth quarter of 2009 compared to the fourth quarter of 2008.

The Company recognized $69,030 of revenue from toll material refining fees during the quarter ended February 28, 2009 compared to $223,865 of revenue from toll material refining fees during the quarter ended February 29, 2008. The 69% decrease in revenue was primarily a result of decreased volumes of refined material during the respective quarter.

The Company recognized $2,425,099 of revenue from the sale of 141,378 troy ounces of purchased materials at an average selling price of $17.15 per troy ounce that it refined during the quarter ended February 28, 2009, compared to $4,698,492 of revenue from the sale of 235,299 troy ounces of purchased materials at an average selling price of $19.97 per troy ounce that it refined during the quarter ended February 29, 2008.

Cost of refinery revenues, for the quarter ended February 28, 2009 was $2,254,120 compared to $3,902,634 during the quarter ended February 29, 2008. The decrease in cost of revenues was consistent with the decrease in revenues. The decreased margins are a result of lower silver prices in the fourth quarter of 2009 compared to the fourth quarter of 2008.

Stock-based compensation expense totaled $69,589 for the quarter ended February 28, 2009 compared to $177,307 for the quarter ended February 29, 2008. This decrease was a result of fewer unvested stock options remaining outstanding in the fourth quarter of 2009 compared to the fourth quarter of 2008.

Foreign Exchange (loss) gain totaled $185,417 during the quarter ended February 28, 2009 compared to ($107,841) during the quarter ended February 29, 2008 resulting from the strengthening of the US dollar compared to the Canadian dollar in the quarter ended February 28, 2009..

Depreciation expense totaled $108,723 during the quarter ended February 28, 2009 compared to $101,213 during the quarter ended February 29, 2008.

Other general and administrative expenses totaled $485,063 for the quarter ended February 28, 2009 compared to $508,136 for the quarter ended February 29, 2008. This represents a decrease of 5%. This decrease is a result of efforts to reduce expenses until such time as the ICP is permitted and financed.

Write-down of mineral properties totaled $348,535 for the quarter ended February 28, 2009 whereas there were no mineral property write-downs in the quarter ended February 29, 2008. The write-down was associated with the Company's El Milagro property as a result of the Company's evaluation of the carrying value of its respective mineral properties.

1.11 Proposed Transactions

None

1.12 Critical Accounting Estimates

The Company's significant accounting policies are contained in Note 2 to the audited consolidated financial statements for the year ended February 28, 2009. The following is a discussion of the accounting estimates that are critical in determining the Company's financial results.

Future income taxes

The Company accounts for income taxes using the asset and liability method. Under this method, future income taxes are recorded for the temporary differences between the financial reporting basis and tax basis of the Company's assets and liabilities. These future taxes are measured by the provisions of currently substantively enacted tax laws. Management believes that it is not sufficiently likely that the Company will generate sufficient taxable income to allow the realization of future tax assets and therefore the Company has fully provided for these assets.

Mineral Properties

Acquisition costs of mineral properties together with direct exploration and development expenditures thereon are capitalized in the accounts. These costs will be amortized using the unit-of-production method based on proven and probable reserves on the commencement of commercial production or written-off as the properties are sold, allowed to lapse or are abandoned. Mineral property costs not directly attributable to specific properties are expensed during the year.

Management regularly reviews the carrying value of mineral properties by comparing the carrying value to the estimated net recoverable amounts, based on estimated undiscounted future cash flows resulting from the use of the mineral properties and their eventual disposition, to determine whether there is any indication of impairment. Measurement of an impairment loss is based on the fair value of the mineral properties. An impairment in value would be indicated if the assets carrying value exceeds expected future cash flows. Estimating future cash flows is dependent on numerous future considerations such as mineral prices, anticipated property mineral yields and general future economic conditions, amongst others. These factors can be highly uncertain at the time of estimate and as such management utilizes available resources, including engineering feasibility studies and analyst expectations in helping derive the basis for such management estimates.

Property, plant and equipment

All costs associated with the purchase, due diligence and start up of the Big Creek Hydrometallurgical Complex are capitalized in the property, plant and equipment account until such time as viable commercial production has been attained. A portion of the Complex, the Sunshine Precious Metals Refinery, commenced commercial production in 2005.

Property, plant and equipment are tested for recoverability whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. An impairment loss is recognized when their carrying value exceeds the total undiscounted cash flows expected from their use and eventual disposition. The amount of impairment loss is determined as the excess of the carrying value of the property and equipment over their fair value.

Stock-based compensation

Effective March 01, 2004, the Company adopted the new Canadian accounting standard for stock-based compensation, retroactively without restatement of prior periods. The recommendations require the Company to record a compensation expense with a corresponding increase to contributed capital over the vesting period based on the fair value of options granted to employees, contractors, officers and directors. Upon exercise of the option, consideration received together with the amount previously recognized in contributed surplus is recorded as an increase to share capital. These models require inputs such as volatility, expected life to exercise and interest rates. Changes in any of these inputs could cause a significant change in the expense recorded.

Reserves and resources

The Company engages independent professional consultants to evaluate its mineral resources and reserves. The estimation of resources and reserves involves the application of scientific principals as well as the exercise of educated judgment. Forecasts are based on geological, geophysical, geochemical, engineering and economic data, all of which are subject to many uncertainties and interpretations. The Company expects that over time its resource and reserve estimates will be revised upward or downward based on updated information. Such information may include revisions to geological data or assumptions, a change in economic data, and the interpretation of results of future drilling and exploration activities. Resource and reserve estimates can have a significant impact on net earnings, as they are a key component in the calculation of depreciation and depletion.

In addition, changes in resource and reserve estimates, the price of cobalt, gold, copper or silver and future operating and capital costs can have a significant impact on the impairment assessments of the assets. The resource estimate was prepared in conformance with the requirements set out in the Standards of Disclosure for Mineral Projects defined by National Instrument 43-101, under the direction of Mr. Neil Prenn, P.Eng., a Principal of Mine Development Associates, who is an independent Qualified Person as defined by National Instrument 43-101. These measured and indicated resources were incorporated into the Bankable Feasibility Study.

The proven and probable mineral reserves outlined in the Bankable Feasibility Study are 2,636,200 tons with an average grade of 0.559% cobalt, 0.596% copper and 0.014 oz per ton gold, based on a cut off grade of 0.2% cobalt for a ten year mine life.

The inferred resource for the ICP, not a part of this study, is 1,121,600 tons grading 0.585% cobalt, 0.794% copper and 0.017 oz per ton gold as reported in the October 2006 MDA report mentioned above. At present, none of our properties, other than ICP, have a known body of commercial ore.

1.13 Changes in Accounting Policies including Initial Adoption

(a) Changes in Accounting Policies

On March 1, 2007, the Company adopted the new accounting standards that were issued by the Canadian Institute of Chartered Accounts (CICA): Section 1530, *Comprehensive Income*; Section 3855, *Financial Instruments – Recognition and Measurement*; Section 3865, *Hedges*; and Section 3251, *Equity*. These new accounting standards, which apply to fiscal years beginning on or after October 1, 2006, provide comprehensive requirements for the recognition and measurement of financial instruments, as well as standards on when and how hedge accounting may be applied.

Section 1530 establishes standards for reporting and presenting comprehensive income, which is defined as the change in equity from transactions and other events from non-owner sources. Other comprehensive income refers to items recognized in comprehensive income that are excluded from net income calculated in accordance with generally accepted accounting principles in Canada.

Under the new standards, all financial instruments are classified into one of five categories: held for trading, held-to-maturity, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments, including derivatives, are included on the balance sheet and are measured either at fair market value with the exception of loans and receivables, investments held-to-maturity and other financial liabilities, which are measured at amortized cost. Subsequent measurement and recognition of changes in fair value of financial instruments depend on their initial classification. Held for trading financial instruments are measured at fair value and all gains and losses are included in net income in the period in which they arise. Available-for-sale financial instruments are measured at fair value with revaluation gains and losses included in other comprehensive income until the instrument is derecognized or impaired at which time the amounts would be recorded in net income.

Upon the adoption of these standards, the Company has classified cash and cash equivalents as held for trading, other receivables as loans and receivables and all financial liabilities as other financial liabilities. The Company enters into hedge transactions in the normal course of its operations but has elected not to use hedge accounting. As a result, based on Section 3855, *Financial Instruments – Recognition and Measurement*, these derivatives are measured at fair value at the end of each period and the gains or losses resulting from remeasurement are recognized in net income as gains or losses in the underlying contracts. The Company's foreign subsidiaries are regarded as being integrated with the parent so there is no recognition of other comprehensive income associated with the translation of the Company's subsidiaries. In addition, the Company has no embedded derivatives. The adoption of the New Standards did not have a material effect on the Company's financial statements at March 1, 2007, February 29, 2008 or February 28, 2009. Net loss and comprehensive losses for the year ended February 28, 2009 is $1,763,111 (February 29, 2008- $3,691,579).

On March 1, 2008, the Company adopted four new presentation and disclosure standards issued by the Canadian Institute of Chartered Accountants.

Effective January 1, 2008, the Company adopted Section 1400 – *Assessing Going Concern*. The Standard was amended to include requirements for management to assess and disclose an entity's ability to continue as a going concern. Management has applied the new guidance in section 1400 for assessing the Companies ability to continue as a going concern.

Sections 3862, *Financial Instruments – Disclosure* and 3863, *Financial Instruments* – Presentation have replaced Section 3861, *Financial Instruments – Disclosure and Presentation*. These new sections incorporate many of the disclosure requirements of Section 3861, but place an increased emphasis on disclosure about risk, including both qualitative and quantitative information about the risk exposures arising from financial instruments (Note 12).

Section 1535, *Capital Disclosures* establishes disclosure requirements about the Company's objectives, policies and processes for managing capital, quantitative data about what the Company regards as capital, whether the Company has complied with capital requirements and, if the entity has not complied, the consequences of such non-compliance (Note 13).

Section 3031, *Inventories*, which replaces Section 3030, establishes standards for the measurement and disclosure of inventories. The new standard provides more extensive guidance on the determination of cost, including allocation of overhead and requires impairment testing. The adoption of Section 3031 did not result in a material impact on the Company's consolidated financial position and results of operations. The disclosure requirements in Section 3031 have been expanded to include disclosure of the amount of inventories recognized as an expense during the period.

(b) Recent Canadian GAAP announcements

Business Combinations

In January 2009, the Canadian Institute of Chartered Accountants issued Section 1582 – *Business Combinations*, which replaces Section 1581 – *Business Combinations*, and Section 1601 – *Consolidated Financial Statements* and Section 1602 – *Non-Controlling Interests*, which replace Section 1600 – *Consolidated Financial Statements*. These new sections are effective January 1, 2011 with earlier adoption permitted.

Section 1582 and 1602 will require net assets, non-controlling interests and goodwill acquired in a business combination to be recorded at fair value and non-controlling interests will be reported as a component of equity. In addition, the definition of a business is expanded and is described as an integrated set of activities and assets that are capable of being managed to provide a return to investors or economic benefits to owners. Acquisition costs are not part of the consideration and are to be expensed when incurred.

Goodwill and Intangible Assets

In February 2008, the CICA issued Section 3064, *Goodwill and Intangible Assets*. Effective for fiscal years beginning on or after October 1, 2008, this section provides guidance on the recognition, measurement, presentation and disclosure for goodwill and intangible assets, other than the initial recognition of goodwill or intangible assets acquired in a business combination. Retroactive application to prior-period financial statements will be required.

International Financial Reporting Standards

In February 2008, the Canadian Accounting Standards Board announced 2011 as the changeover date for publicly listed companies to use IFRS, replacing Canada's own generally accepted accounting principles. The specific implementation is set for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

1.14 Financial Instruments and Other Instruments

The Company's financial instruments consist of cash and cash equivalents, amounts receivable, deposits, long term deposits and accounts payable and accrued liabilities. Cash and cash equivalents was valued at fair value and the other financial instruments were valued at amortized cost using the effective interest rate method where applicable given the relative short term maturity of these financial instruments.

The Company has exposure to risks of varying degrees of significance which could affect its ability to achieve its strategic objectives for growth and shareholder returns. The Company has credit risk which is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations and arises principally from the Company's cash and cash equivalents and amounts receivable The Company closely monitors extensions of credit and has not experienced significant credit losses in the past. At February 28, 2009, the Company had no past due trade receivables.

The Company invests its excess cash principally in highly rated government and corporate debt securities. The Company has established guidelines related to diversification, credit ratings and maturities that maintain safety and liquidity. These guidelines are periodically reviewed by the Company's audit committee and modified to reflect changes in market conditions.

The Company is subject to interest rate risk on its cash and cash equivalents and believes that the results of operations, financial position and cash flows would not be significantly affected by a sudden change in market interest rates relative to the investment interest rates due to the short term nature of the investments. Excess cash is invested in highly rated investment securities at fixed interest rates with varying terms to maturity but generally with maturities of three months or less from the date of purchase.

The Company reports its financial statements in Canadian dollars; however, the Company has extensive operations in the United States as well as limited operations in Mexico. As a consequence, the financial results of the Company's operations as reported in Canadian dollars are subject to changes in the value of the Canadian dollar relative to the US dollar and Mexican Peso. The Company does not currently enter into any foreign exchange hedges to limit exposure to exchange rate fluctuations. The Board of Directors continually assesses the Company's strategy towards its foreign exchange rate risk, depending on market conditions.

Metal price risk is the risk that changes in metal prices will affect the Company's income or the value of its related financial instruments. The Company derives some of its refining revenue from the purchase and sale of silver and gold material as well as charging refining fees in the form of "retainage", (the retention of some of the refined product).

The Company mitigates the price risk associated with the purchase and sale of silver and gold materials by entering into forward contracts to secure the margin associated with refining the materials. The Board of Directors continually assesses the Company's strategy towards its base metal exposure, depending on market conditions.

Derivative Activities

To mitigate the effects of price fluctuations in our inventories the Company undertakes hedging transactions, from time to time, in respect of the price of silver. At the end of the fiscal year February 28, 2009 the Company had no silver forward contracts or call options in place. At year end February 29, 2008 a silver forward contract in the amount of 110,000 oz that was settled in full on March 14, 2008. There were two additional silver forward contracts for 50,000 and 100,000 ounces respectively entered into on March 31, 2008 and settled in full on April 04 and April 24, 2008. On May 12, 2009 the Company had no silver forward contracts. There were no outstanding call options related to its silver holdings on February 28, 2009 or May 28, 2009.

1.15 Other MD&A Requirements

(a) Disclosure of Outstanding Share Data

As at February 28, 2009 there were 206,903,967 outstanding common shares, 5,535,000 outstanding stock options and 125,000 share purchase warrants outstanding. As at May 28, 2009 there were 241,203,967 outstanding common shares, 10,135,000 outstanding stock options and 17,579,420 share purchase warrants outstanding.

(b) Internal Controls over Financial Reporting and Disclosure Controls

Evaluation of Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported on a timely basis to senior management, so that appropriate decisions can be made regarding public disclosure. The certifying officers reviewed and evaluated such disclosure controls and procedures and concluded that they were effective in providing reasonable assurance that information required to be disclosed in the Company's annual filings was appropriately disclosed as such term is defined under National Instrument 52-109 – Certification of Disclosure in Issuers' Annual and Interim Filings ("NI 52-109"), is recorded, processed, summarized and reported within the time periods specified by those laws, and that material information is accumulated and communicated to management as appropriate to allow timely decisions regarding required disclosure.

Internal Controls over Financial Reporting

The Company's management, with the participation of its Chief Executive Officer and Chief Financial Officer, are responsible for establishing and maintaining adequate internal control over financial reporting. The Company evaluated the design and operational effectiveness of its internal controls over financial reporting as defined under NI 52-109 for the year ended February 28, 2009.

The Company's controls include policies and procedures that:

- relate to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;
- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of the Company's management and directors; and
- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the annual financial statements or interim financial statements.

The Company made changes to it's internal control over financial reporting processes during the year ended February 28, 2009 including hiring an additional accounting resource and implementing new document control procedures in anticipation of the expansion of the Idaho Cobalt Project.

The Company's management, including its Chief Executive Officer and Chief Financial Officer, has evaluated the design and operational effectiveness of the Company's internal control over financial reporting using the framework and criteria established in *Internal Control – Integrated Framework*, issued by the Committee of Sponsoring Organizations of the Treadway Commission.

The Company's management has identified weaknesses in internal controls over financial reporting which are a result of the limited number of accounting staff at the Company. As such, it is not possible to achieve complete segregation of duties and there are resource limitations related to awareness of certain complex accounting and tax matters. Management and the board of directors work to mitigate the risk of material misstatement by regularly monitoring the financial status and reporting. In addition, when such complex accounting and technical issues arise outside consulting expertise is engaged.

Limitation of Controls and Procedures

The Company's management, including its Chief Executive Officer and Chief Financial Officer, believe that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the controls. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

(c) Additional Information

More information can be found on the Company's website at www.formcap.com.

With the issuance of the Record of Decision, the Company will require mine construction financing in an amount consistent with the capital expenditure requirements described in the Bankable Feasibility Study.

The Company has moved closer to its goal of becoming America's sole integrated cobalt miner and refiner and has achieved its goal of becoming a precious metals bullion producer. Currently, the Company is processing various customers' material at the refinery and is in ongoing discussions regarding the processing of additional material.

At period end the Company had working capital of over $1.56 million. Subsequent to fiscal year end, the Company completed an $8.56 million equity financing. The Company's ability to conduct its future operations, including the acquisition, permitting, exploration, and development of mineral properties, is currently based on its ability to raise funds from equity sources.

The completion of the Bankable Feasibility Study and advancements in permitting of the Company's 100% Idaho Cobalt Project, will allow the Company to continue to grow stronger, mitigate risk and increase shareholder value.

Additional information is provided in the Company's audited consolidated financial statements for the years ended February 28, 2009, February 29, 2008 and prior years. Information Circulars and Annual Information Forms are also available at www.sedar.com.

Mari-Ann Green
Chairman, CEO

J. Paul Farquharson
CFO